Filed Pursuant to Rule 424(b)(5)
Registration No. 333-185064

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement relates to an effective registration statement under the Securities Act of 1933. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and we are not soliciting offers to buy securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 16, 2013

Preliminary Prospectus Supplement

(to Prospectus dated January 7, 2013)

1,500,000 Shares

SYNALLOY CORPORATION

Common Stock

Synalloy Corporation is offering 1,500,000 shares of our common stock pursuant to this prospectus supplement and the accompanying prospectus.

Our common stock is listed on the NASDAQ Global Market under the symbol “SYNL.” The last reported sale price of our common stock on the NASDAQ Global Market on September 13, 2013 was $16.02 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-19 of this prospectus supplement and in the corresponding sections of the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 225,000 shares of our common stock, at the public offering price less the underwriting discount, within 30 days of the date of this prospectus supplement to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting discount payable by us will be $[—] and total proceeds to us before expenses will be $[—].

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company against payment on or about [—], 2013.

Joint Book-Running Managers

Sterne Agee	BB&T Capital Markets

Prospectus Supplement dated [—], 2013

Synalloy

Synalloy Specialty Chemicals – *Manufacturers Chemicals Cleveland, Tennessee Facility*

Synalloy Metals – *Palmer Tank Battery*

Synalloy Metals – *BristolFab Bristol, Tennessee Facility*

Synalloy Metals – *BRISMET Pipe Inventory*

Synalloy Metals – *BRISMET Bristol, Tennessee Facility*

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with any other or different information. If anyone provides you with information that is different from, or inconsistent with, the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus, you should not rely on it. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement or the accompanying prospectus, as the case may be, or that the information incorporated by reference herein or therein is accurate as of any date other than the date of the relevant report or other document in which such information is contained. Our business, financial condition, results of operations and prospects may have changed since such dates.

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process, which registration statement was declared effective on January 7, 2013 (File No. 333-185064). Under the shelf registration statement, we may offer and sell shares of our common stock or other securities described in the accompanying prospectus in one or more offerings. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our common stock and other information you should know before investing in our common stock. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein also include important information about us and other information you should know before investing. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement and you should rely on such modified or superseded statements. You should read both this prospectus supplement and the accompanying prospectus, together with additional information described under the headings “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” in this prospectus supplement and the accompanying prospectus before investing in our common stock.

We are offering to sell, and are seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the shares in certain jurisdictions or to certain persons within such jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the shares and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

The industry and market data and other statistical information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated herein or therein are based on management’s own estimates, independent publications, government publications, reports by market research firms or other published independent sources and, in each case, are believed by management to be reasonable estimates. Although we believe these resources to be reliable, neither we nor the underwriters have independently verified the information.

Unless the context requires otherwise, in this prospectus supplement we use the terms “we,” “us,” “our,” “Synalloy” and the “company” to refer to Synalloy Corporation and its subsidiaries.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information you should consider before investing in our common stock and is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We urge you to read this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the “Risk Factors” section, before making an investment decision.

Synalloy Corporation

Business Overview

Synalloy Corporation is a growth oriented company engaging in a number of diverse industrial businesses. The company currently operates in two segments: metals and specialty chemicals. Our metals segment (“Synalloy Metals”) manufactures pipe and fabricates piping systems from stainless steel, carbon, chrome and other specialty alloys. It also manufactures fiberglass and steel liquid storage tanks and separation equipment. The principal markets for Synalloy Metals include the energy, chemical, petrochemical, mining, power generation (including nuclear), liquid natural gas (“LNG”) and liquefaction, water and waste water treatment, and pulp and paper industries. Our specialty chemicals segment (“Synalloy Specialty Chemicals”) produces specialty chemicals principally for the paper, mining, agriculture, textile, paint, petroleum, and chemical industries.

For the six month period ended June 29, 2013, we had net sales and adjusted EBITDA of $114.1 million and $9.2 million, respectively, compared to $94.3 million and $7.5 million for the six months ended June 30, 2012. This represented an increase of 21% in net sales and an increase of 23% in adjusted EBITDA. For the fiscal year ended December 29, 2012, we had net sales and adjusted EBITDA of $197.7 million and $16.0 million, respectively, compared to $170.6 million and $13.1 million, respectively, for the fiscal year ended December 31, 2011. This represented an increase of 16% in net sales and an increase of 22% in adjusted EBITDA. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Information” for reconciliations of adjusted EBITDA to net income.

Synalloy Metals

Synalloy Metals consists of Bristol Metals, LLC (“Bristol”), Ram-Fab LLC (“Ram-Fab”) and Palmer of Texas Tanks, Inc. (“Palmer”). Bristol’s operations include the company’s union pipe manufacturing operations (“BRISMET”) and its union piping system fabrication operations (“BristolFab”), which are located in two adjacent facilities (with approximately a combined 275,000 square feet) in Bristol, Tennessee; Ram-Fab provides piping systems fabrication services out of an approximately 133,000 square feet non-union facility in Crossett, Arkansas; and Palmer manufactures fiberglass and steel storage tanks and separation equipment, and has facilities covering approximately 110,000 square feet in Andrews, Texas.

BRISMET manufactures welded pipe from stainless steel, carbon and other specialty alloys. The pipe is produced in diameters ranging from one-half inch to 120 inches and with wall thicknesses of up to one and one-half inches. While pipe products are normally produced in standard 20-foot lengths, BRISMET’s unique capabilities enable it to produce long-length pipe without circumferential welds. Since 2008, the company has made substantial capital improvements to BRISMET, expanding and improving capabilities to service markets requiring large diameter pipe and specialty alloy pipe.

With similar capabilities, Ram-Fab and BristolFab are uniquely positioned to serve a broad range of customers, both domestic and international. Very few fabricators offer both the carbon and chrome fabrication as well as the stainless steel capabilities that are available from BristolFab and Ram-Fab. Both BristolFab and

Ram-Fab sell primarily to engineering, procurement and construction companies that manage large infrastructure projects such as KBR, Inc., Jacobs Engineering Group, Inc., E.I. DuPont de Nemours and Company, Bechtel Corporation, Georgia-Pacific LLC and Freeport-McMoRan Copper & Gold, Inc. BristolFab and Ram-Fab process a portion of the stainless pipe produced by BRISMET into piping systems, which conform to engineered drawings furnished by customers.

Palmer manufactures fiberglass and steel tanks, and separation equipment for the oil and gas, waste water treatment and municipal water industries. Additionally, Palmer stands out among its competitors by offering a full range of related services, including transportation, installation and field repairs, giving it a “one-stop shopping” advantage. Palmer’s made-to-order fiberglass tanks utilize a variety of custom mandrels and application specific materials. A large percentage of these tanks are used for oil field waste water capture and are an integral part of environmental regulatory compliance in the drilling process. Palmer’s furnished steel tanks range in size from 50 to 10,000 barrels and are used to store extracted oil.

Palmer’s operations are strategically located in the heart of the Permian Basin. This is important because the Permian Basin, where approximately 25% of the land rigs in the United States are currently operating, accounts for approximately two-thirds of the oil production in Texas and approximately 15% of the entire U.S. oil production. In 2012, the Permian Basin produced 1.25 million barrels of oil per day, and, according to Wood MacKenzie, oil production in the Permian Basin is projected to reach 1.85 million barrels per day by 2015 and 3.5 million barrels per day by 2025. We acquired Palmer in August 2012 and believe that it is well positioned to service this and other key shale regions currently being pursued by the oil and gas industry. Palmer’s customers include many of the largest exploration and production companies, including Anadarko Petroleum Corporation, EOG Resources, Inc., Energen Corporation, Chevron Corporation, BHP Billiton Group and Apache Corporation.

Synalloy Metals’ net sales and adjusted EBITDA for the six month period ended June 29, 2013 were $86.5 million and $7.5 million, respectively, compared to $70.7 million and $6.4 million, respectively, for the six months ended June 30, 2012. This represented an increase of 22% in net sales and 17% in adjusted EBITDA. For 2012, Synalloy Metals had net sales and adjusted EBITDA of $146.3 million and $13.5 million, respectively, compared to $127.7 million and $13.0 million, respectively, for 2011. This represented an increase of 15% in net sales and 4% in adjusted EBITDA.

Synalloy Specialty Chemicals

Synalloy Specialty Chemicals consists of Manufacturers Chemicals, LLC (“MC”) and CRI Tolling, LLC (“CRI”). MC is a contract manufacturer that produces over 1,100 specialty chemical formulations and intermediates for use in a wide variety of applications and industries. MC’s primary product lines focus on the areas of defoamers, surfactants and lubricating agents. These three fundamental product lines are utilized in a diverse number of industries, including paper, mining, agriculture, textiles, paint, petroleum and other chemicals. MC’s capabilities also include the sulfation of fats and oils (animal and vegetable derivatives). The products produced by this process represent renewable resources, and are alternatives to more expensive and non-renewable product derivatives. MC’s customers include some of the largest chemical companies, including Ashland, Inc., Kemira Oyj, ChemTreat, Inc. and Albemarle Corporation. MC has a manufacturing facility in Cleveland, Tennessee with approximately 118,000 square feet and a warehouse in Dalton, Georgia.

CRI, which acquired the assets of Color Resources, LLC (“Color Resources”) and the facility formerly used by Color Resources in August 2013 (the “CRI acquisition”), is located in Fountain Inn, South Carolina. CRI is a toll manufacturer that provides outside manufacturing resources to global and regional chemical companies such as BASF SE, The Dow Chemical Company, The Lubrizol Corporation and Kemira Oyj. With MC’s growth in recent years, the need to build or acquire additional production capacity was a key initiative for Synalloy Specialty Chemicals. CRI’s facility covers approximately 135,000 square feet and provides manufacturing, warehousing, laboratory and office space. Synalloy plans to invest approximately $3.5 million in this facility over the next 18 months, adding a plant-wide hot oil system, reactor vessels and other support equipment. This will provide CRI with production capabilities similar to those currently in place at MC’s facility.

Synalloy Specialty Chemicals’ net sales and adjusted EBITDA for the six month period ended June 29, 2013 were $27.6 million and $3.2 million, respectively, compared to $23.6 million and $2.4 million, respectively, for the six months ended June 30, 2012. This represented an increase of 17% in net sales and 33% in adjusted EBITDA. For 2012, Synalloy Specialty Chemicals had net sales and adjusted EBITDA of $51.4 million and $5.3 million, respectively, compared to $42.8 million and $2.6 million, respectively, for 2011. This represented an increase of 20% in net sales and 104% in adjusted EBITDA.

Competitive Strengths

North American Market Leader in Welded Steel and Special Alloy Pipe Production

BRISMET is one of the largest domestic producers of welded stainless steel pipe. Management believes that its size enables it to achieve a favorable customer pricing structure, which makes BRISMET highly competitive with other industry participants.

Diversified Fabricator of Piping Systems Strategically Aligned with Leading Stainless Steel and Alloy Pipe Producer

BristolFab and Ram-Fab have very similar manufacturing capabilities, providing for increased flexibility in production scheduling to meet the needs of our customers. Some fabrication projects call specifically for the use of union labor, and BristolFab provides skilled union personnel to support these requirements. Integrated pipe manufacturing from BRISMET is a key selling point with many customers and provides a cost advantage particularly with large diameter non-commodity pipe. Both fabrication operations can provide logistical efficiencies to their customers by storing materials in advance of production, allowing the customer to lock-in prices.

Leading U.S. Chemical Formulator with Long Standing Customer Relationships

MC has carved out niche markets for its line of defoamers, surfactants and lubricants. Extensive testing, which lasts several months and can extend beyond a year, is required by MC’s customers before the awarding of a contract. Therefore, once the business has been obtained, it generally results in a long-term relationship. MC has many long-term customer relationships, with its top five customers having been with them for an average of more than seven years.

Strategically Located Tank Operations

Palmer’s location in the heart of the Permian Basin in West Texas, the center of the shale “revolution,” gives it a significant competitive advantage. Transporting finished tanks is expensive, and deliveries outside of 300 miles can quickly become non-competitive. From Palmer’s location in Andrews, Texas, it can also access the Eagle Ford shale region, another recently booming area for oil drilling. Palmer’s ability to produce both fiberglass and steel tanks, as well as accessories like walkways, provides customers with most of their tank battery requirements.

Conservative Debt Profile Provides Ability to Pursue Strategic Acquisitions

Synalloy has maintained a strong balance sheet with below average industry leverage. Long-term debt to capital as of June 29, 2013 was 36% and net debt to adjusted EBITDA was 2.4x for the twelve months ended June 29, 2013. This financial strength will support our ability to pursue strategic acquisitions. We intend to continue to manage our debt levels conservatively, even as we pursue strategic acquisitions.

Experienced Management Team with a Proven Track Record

Our President and Chief Executive Officer, Craig C. Bram, has been in his current position since 2011 and, with the exception of a four-month period, has been a member of the company’s board of directors since 2004. Mr. Bram has gained a deep knowledge of each of the company’s business units during this time. In addition, he has extensive experience in mergers and acquisitions. The senior management team for Synalloy Metals has an average of more than 25 years of experience in the industry, while the senior management team for Synalloy Specialty Chemicals has an average of more than 20 years of experience in the industry.

Business Strategy

Since January 2011, the company has been pursuing a strategy to accelerate growth and profitability. This strategy includes continuous improvement to the company’s current businesses as well as a disciplined approach to acquiring new businesses.

The key drivers for executing the strategy include the following:

•	Focus on Larger, More Complex Fabrication Opportunities. Given the diverse fabrication capabilities of Bristol Fab and Ram-Fab, over the last 12 months we shifted our focus from lower margin products in the pulp and paper and waste water industries to markets requiring more complex capabilities such as the chemical, petrochemical, mining and power markets. These markets also tend to have fewer competitors in the bidding process. This shift has resulted in the backlog of Bristol Fab and Ram-Fab combined increasing from $19.3 million at December 29, 2012 to approximately $63.0 million at August 31, 2013.

•	Expansion of Palmer’s Capabilities and Products. Palmer is in the process of installing an automated steel tank line that will give it the ability to increase steel tank production by approximately 30% while simultaneously reducing manufacturing costs. Additionally, Palmer has applied for the appropriate certification to produce pressure vessels. This production capability will not only add a new product but will also allow Palmer to market to new oil and gas customers who want to purchase tanks and pressure vessels from a single supplier.

•	Expansion of Synalloy Specialty Chemicals. We are targeting growth in the sale of our defoamers and biocides to the oil and gas industry. This industry is a large user of these products for down-hole drilling applications. Additionally, we have identified the agriculture and mining markets as new markets for expansion of our products.

•	Integrate CRI and Cross-Sell MC’s Capabilities. The CRI acquisition and the proposed expansion of CRI’s facility are expected to nearly double the manufacturing capacity of Synalloy Specialty Chemicals and provide significant additional laboratory and research capabilities. This will allow Synalloy Specialty Chemicals to expand its business and increase the number of products in development each year. We intend to invest approximately $3.5 million in CRI to make its production capabilities similar to those at MC. Additionally, we intend to begin offering MC’s capabilities to CRI’s existing customers.

•	Continuous Improvements in Our Manufacturing Capabilities. We consistently seek to improve our manufacturing capabilities to generate new business and create operating efficiencies. As an example, BRISMET recently moved production of 18-inch stainless steel pipe from batch mill processing, which is very labor intensive, to continuous mill processing. As a result, BRISMET is able to produce 16,000 feet of 18-inch stainless steel pipe in two weeks, whereas previously it would have taken almost one year to produce.

•

Implement a Disciplined Acquisition Strategy. In 2012, we implemented a disciplined acquisition strategy to pursue potential target businesses which are complementary to our end markets and production processes. Additionally, we focus on businesses that are in niche markets, possess some degree of pricing power, have stable margins and are less cyclical than our current businesses. The purchase of Palmer in August 2012 provided us with a new platform business that had a familiar production process and serves a market that we are targeting. The CRI acquisition in August 2013 extended the capabilities of Synalloy Specialty Chemicals, providing us the additional production capacity needed for future growth and adding additional customers to whom we can cross-sell our other chemical production services.

Recent Developments

CRI Acquisition

On August 9, 2013, Synalloy acquired approximately 17 acres and 135,000 square feet of manufacturing, warehouse, laboratory and office space housing the CRI specialty chemicals business (the “CRI Facility”). The purchase price for the CRI Facility was $3.45 million. In a separate transaction on August 26, 2013, Synalloy, through CRI, acquired the assets of Color Resources used to operate its business and assumed certain operating liabilities of Color Resources for $1.1 million. Synalloy plans to use a portion of the net proceeds from this offering to invest approximately $3.5 million in the new facility to add a plant-wide hot oil system, reactor vessels and other support equipment. Once the new equipment is in place, the CRI Facility will almost double the production capacity of Synalloy Specialty Chemicals. In addition, Synalloy intends to move its corporate headquarters, currently located in Spartanburg, South Carolina, to the CRI Facility before the end of the first quarter of 2014.

In connection with the CRI acquisition, we entered into a Second Amendment to First Amended and Restated Loan Agreement with Branch Banking and Trust Company, an affiliate of BB&T Securities, LLC, pursuant to which we obtained a new ten-year term loan in the amount of $4,033,250. The interest rate on the new term loan is LIBOR plus 2%. All of the real and personal property acquired in the CRI acquisition was pledged as security for the new loan.

Impact of Foreign Imports

In the first six months of 2013, the gross profit of Synalloy Metals and the company was negatively affected by foreign imports. Stainless steel pipe received from Malaysia, Vietnam and Thailand entered the U.S. at selling prices below domestic raw material costs. These import prices forced BRISMET to lower its selling prices in order to maintain market share. As a result, BRISMET’s average selling prices in the first six months of 2013 were 16% below average selling prices in the first six months of 2012. Net sales were reduced by $8.9 million and operating profits were reduced by $2.7 million in the first six months of 2013 as compared to the first six months of 2012 as a result of the lower selling prices.

On May 16, 2013, BRISMET, along with several other domestic manufacturers of stainless steel pipe, filed an anti-dumping petition with the U.S. Department of Commerce and the U.S. International Trade Commission (the “USITC”) alleging that welded stainless steel pipe imported from Malaysia, Vietnam and Thailand were being dumped in the U.S. market. On June 28, 2013, the USITC determined there was a reasonable indication that a U.S. industry was materially injured by reason of imports from these three countries. All six commissioners of the USITC hearing the petition voted in favor of the petitioners in the affirmative. Preliminary anti-dumping duty determinations are due in October 2013 and final determinations are due by mid-2014. If there is an affirmative determination, duty deposits would be required no later than the preliminary ruling date and could be retroactive 90 days earlier if the situation is merited.

In July 2013 in advance of the anticipated determinations, Malaysia substantially increased their imports into the U.S. market. In the past, this type of behavior has resulted in the USITC opting for retroactive duties. In July and August 2013, domestic manufacturers of stainless steel pipe, including BRISMET, implemented several price increases. As of the date of this prospectus supplement, BRISMET’S price increases have been accepted by its customers.

Synalloy Corporation is a Delaware corporation. Our principal executive offices are located at 775 Spartan Boulevard, Suite 102, Spartanburg, South Carolina, and our telephone number is (864) 585-3605. Our Internet address is www.synalloy.com. We are not incorporating the information on our web site into this prospectus supplement and the accompanying prospectus, and the information on the web site is not included in, nor is it a part of, this prospectus supplement or the accompanying prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents summary historical consolidated financial data and other data for Synalloy as of the dates and for the periods presented. The summary historical financial data for each of the years during the three-year period ended December 29, 2012 is derived from our audited consolidated financial statements. The summary historical financial data as of and for the six-month periods ended June 29, 2013 and June 30, 2012 is derived from our unaudited consolidated financial statements. In the opinion of our management, such unaudited financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our financial position and results of operations for such periods. Interim results for the six months ended June 29, 2013 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 28, 2013 or any other period. The selected historical consolidated financial data should be read in conjunction with the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in (i) this prospectus supplement, (ii) our Annual Report on Form 10-K for the year ended December 29, 2012 and (iii) our Quarterly Report on Form 10-Q for the period ended June 29, 2013, and our consolidated financial statements and notes thereto included in such reports, which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	Six Months Ended (Unaudited)		Fiscal Years Ended
	June 29, 2013	June 30, 2012	December 29, 2012	December 31, 2011	January 1, 2011
	(Dollars in thousands, except per share data)
Income Statement Data:
Net sales	$114,109	$94,250	$197,659	$170,575	$151,121
Gross profit	14,033	10,352	21,928	21,090	15,916
Selling, general and administrative expense	8,799	6,695	14,140	12,284	9,724
Operating income	5,234	3,657	7,788	8,805	6,192
Net income	3,378	2,427	4,235	5,797	4,034
Balance Sheet Data:
Total assets	161,134	105,101	148,507	98,916	81,375
Working capital	73,241	59,869	66,369	56,344	43,232
Long-term debt, less current portion	41,774	8,864	37,593	8,650	219
Stockholders’ equity	75,519	71,257	71,774	68,619	63,875
Financial Ratios:
Current ratio (1)	3.5:1	3.8:1	3.7:1	4.1:1	4.0:1
Gross profit to net sales	12%	11%	11%	12%	11%
Long-term debt to capital	36%	11%	34%	11%	—
Return on average assets	2%	2%	3%	6%	5%
Return on average equity	4%	3%	6%	9%	6%
Per Share Data (income/(loss) – diluted):
Net income	$0.53	$0.38	$0.66	$0.91	$0.64
Dividends declared and paid	—	—	0.25	0.25	0.50
Book value	11.83	11.23	11.29	10.85	10.16
Other Data:
Depreciation and amortization	2,532	1,425	3,399	2,659	2,642
Capital expenditures	3,062	1,328	4,740	3,185	5,095
Non-GAAP Financial Measures (2):
Adjusted EBITDA	9,205	7,457	15,982	13,144	7,816
Adjusted EBITDA per share, diluted	1.43	1.17	2.51	2.07	1.24

(1)	Represents the ratio of current assets to current liabilities.
(2)	See “Non-GAAP Financial Measures” below.

Non-GAAP Financial Measures

Certain of the measures set forth in the table above are not measures recognized under generally accepted accounting principles in the United States (“GAAP”). Earnings before interest, change in fair value of interest rate swap, income taxes, depreciation and amortization, excluding inventory profits and losses and acquisition costs (“adjusted EBITDA”) is a non-GAAP measure of earnings. For a reconciliation of adjusted EBITDA to net income and management’s reasons why it believes that the presentation of adjusted EBITDA provides useful information to investors regarding our results of operation, see the section appearing elsewhere in this prospectus supplement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Information.”

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED FINANCIAL DATA

The following summary unaudited pro forma condensed combined consolidated financial data is designed to show how the CRI acquisition might have affected our historical financial statements if the CRI acquisition had been completed at an earlier date and was prepared based on our historical financial statements and the historical financial statements of Color Resources as supplied by Color Resources. The following should be read in connection with the historical consolidated financial statements of the company and Color Resources that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

The information set forth below, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, may not reflect all of the anticipated financial expenses and benefits and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had Synalloy and Color Resources been combined during the periods presented.

Synalloy Corporation and Subsidiaries

Summary Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

	Synalloy	Color Resources	Pro Forma
	June 29, 2013	June 30, 2013	Adjustments		Total
Assets
Current assets
Cash and cash equivalents	$142,808	$31,050	$(31,050	)(1)	$142,808
Accounts receivable, less allowance for doubtful accounts	36,381,202	546,596	—		36,927,798
Inventories, net	57,106,370	347,432	(96,704	)(1)	57,357,098
Deferred income taxes	2,944,434	—	—		2,944,434
Prepaid expenses and other current assets	6,287,155	65,831	(54,136	)(1)	6,298,850

Total current assets	102,861,969	990,909	(181,890)		103,670,988
Cash value of life insurance	2,603,219	—	—		2,603,219
			(113,874	)(1)
			1,562,070	(2)
Property, plant & equipment, net	29,261,908	844,874	3,450,000	(8)	35,004,978
Goodwill	18,252,678	—	—		18,252,678
Intangible asset, net	7,695,000	—	—		7,695,000
Deferred charges, net and other non-current assets	459,635	223	(223	)(1)	459,635

Total assets	$161,134,409	$1,836,006	$4,716,083		$167,686,498

Liabilities, redeemable members’ deficit and shareholders’ equity
Current liabilities
Current portion of long-term debt	$2,250,000	$5,842,936	$(5,842,936	)(1)	$2,250,000
Accounts payable	17,470,464	214,712	—		17,685,176
Accrued expenses	9,759,204	382,908	(382,908	)(1)	9,759,204
Other current liabilities	140,823	9,316	(9,316	)(1)	140,823

Total current liabilities	29,620,491	6,449,872	(6,235,160)		29,835,203
			(41,232	)(1)
Long-term debt	41,773,859	41,232	4,550,000	(3)	46,323,859
Long-term contingent consideration	5,794,031	—	—		5,794,031
Deferred income taxes	7,645,119	—	—		7,645,119
Other long-term liabilities	782,372	1,634,325	(1,634,325	)(1)	782,372

Redeemable members’ deficit	—	(6,289,423)	6,289,423	(9)	—
Shareholders’ equity
Common stock	8,000,000	—	—		8,000,000
Capital in excess of par value	1,544,893	—	—		1,544,893
Retained earnings	80,214,872	—	1,787,377	(2)	82,002,249
Less cost of common stock in treasury	(14,241,228)	—	—		(14,241,228)
Total shareholders’ equity	75,518,537	—	1,787,377		77,305,914
Commitments and contingencies
Total liabilities, redeemable members’ deficit, and shareholders’ equity	$161,134,409	$1,836,006	$4,716,083		$167,686,498

See accompanying notes to summary unaudited pro forma condensed combined consolidated financial data.

Synalloy Corporation and Subsidiaries

Summary Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations

	For the Six Months Ended
	Synalloy	Color Resources
	June 29, 2013	June 30, 2013	Pro Forma Adjustments		Pro Forma
Net sales	$114,109,287	$2,517,958	$—		$116,627,245
Cost of goods sold	100,075,791	2,071,283	123,429	(6)	102,270,503

Gross profit	14,033,496	446,675	(123,429)		14,356,742
Selling and administrative expense	8,799,461	838,870	—		9,638,331

Operating income (loss)	5,234,035	(392,195)	(123,429)		4,718,411
Other (income) and expense			(306,897	)(4)

Interest expense	714,227	306,897	108,263	(5)	822,490
Change in fair value of interest rate swap	(633,109)	—	—		(633,109)
Other, net	(194)	—	—		(194)

Income (loss) before income taxes	5,153,111	(699,092)	75,205		4,529,224
Provision (benefit) for income taxes	1,775,000	—	(218,000	)(7)	1,557,000

Net income (loss)	$3,378,111	$(699,092)	$293,205	(10)	$2,972,224

Net income per common share:
Basic	$0.53				$0.47

Diluted	$0.53				$0.46

Weighted average shares outstanding:
Basic	6,371,013				6,371,013
Dilutive effect from stock options and grants	58,872				58,872

Diluted	6,429,885				6,429,885

See accompanying notes to summary unaudited pro forma condensed combined consolidated financial data.

Synalloy Corporation and Subsidiaries

Summary Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations

	For the Six Months Ended
	Synalloy	Color Resources
	June 30, 2012	June 30, 2012	Pro Forma Adjustments		Pro Forma
Net sales	$94,250,210	$4,127,209	$—		$98,377,419
Cost of goods sold	83,897,819	2,990,357	140,425	(6)	87,028,601

Gross profit	10,352,391	1,136,852	(140,425)		11,348,818
Selling and administrative expense	6,695,060	979,053	—		7,674,113

Operating income	3,657,331	157,799	(140,425)		3,674,705
Other (income) and expense			(285,469	)(4)

Interest expense	92,023	285,469	108,263	(5)	200,286
Other, net	(135,148)	—	—		(135,148)

Income (loss) before income taxes	3,700,456	(127,670)	36,781		3,609,567
Provision (benefit) for income taxes	1,273,000	—	(32,000	)(7)	1,241,000

Net income (loss)	$2,427,456	$(127,670)	$68,781	(10)	$2,368,567

Net income per common share:
Basic	$0.38				$0.37

Diluted	$0.38				$0.37

Weighted average shares outstanding:
Basic	6,335,667				6,335,667
Dilutive effect from stock options and grants	51,043				51,043

Diluted	6,386,710				6,386,710

See accompanying notes to summary unaudited pro forma condensed combined consolidated financial data.

Synalloy Corporation and Subsidiaries

Summary Unaudited Pro Forma Condensed Combined Consolidated Statement of Operations

	For the Years Ended
	Synalloy	Color Resources
	December 29, 2012	December 31, 2012	Pro Forma Adjustments		Pro Forma
Net sales	$197,658,874	$7,191,887	$—		$204,850,761
Cost of goods sold	175,730,511	5,827,306	266,833	(6)	181,824,650

Gross profit	21,928,363	1,364,581	(266,833)		23,026,111
Selling and administrative expense	14,140,355	1,691,304	—		15,831,659

Operating income (loss)	7,788,008	(326,723)	(266,833)		7,194,452
Other (income) and expense			(576,404	)(4)

Interest expense	600,893	576,404	216,525	(5)	817,418
Change in fair value of interest rate swap	880,583	—	—		880,583
Acquisition related	113,648	—	—		113,648
Non-recurring impairment of goodwill and intangibles	—	5,955,495	—		5,955,495
Other, net	(148,028)		—		(148,028)

Income (loss) before income taxes	6,340,912	(6,858,622)	93,046		(424,664)
Provision (benefit) for income taxes	2,106,000	—	(2,250,000	)(7)	(144,000)

Net income (loss)	$4,234,912	$(6,858,622)	$2,343,046	(10)	$(280,664)

Net income (loss) per common share:
Basic	$0.67				$(0.04)

Diluted	$0.66				$(0.04)

Weighted average shares outstanding:
Basic	6,341,856				6,341,856
Dilutive effect from stock options and grants	52,488				52,488

Diluted	6,394,344				6,394,344

See accompanying notes to summary unaudited pro forma condensed combined consolidated financial data.

Notes to Summary Unaudited Pro Forma Condensed Combined Consolidated Financial Data

The combined purchase price for the CRI acquisition was $3,450,000 for the CRI Facility and $1,100,000 for certain assets acquired and certain operating liabilities assumed.

A summary of sources and uses of proceeds for the acquisition is as follows:

Sources of Funds:
Proceeds of term loan	$4,550,000

Total sources of funds	$4,550,000

Uses of Funds:
Acquisition of certain Color Resources assets, net of assumed liabilities	$4,550,000

Total uses of funds	$4,550,000

The purchase price for the CRI acquisition was funded through a new term loan with Branch Banking and Trust Company.

The total consideration transferred is allocated to Color Resource’s net tangible and identifiable intangible assets based on their fair value as of August 26, 2013. The excess of the fair value of certain net assets acquired exceeds the consideration transferred and therefore a one-time pre-tax gain will be recorded in the third quarter of 2013. The allocation of the total consideration paid to the fair value of the assets acquired and liabilities assumed as of August 26, 2013 is as follows:

Accounts receivable, net	$525,454
Inventories	232,771
Building and land	4,100,000
Prepaid assets	11,695
Fixed assets	1,643,070
Other liabilities assumed	(383,002)

Net fair value	6,129,988
Consideration transferred	(4,550,000)

Excess of fair value of assets acquired	$1,579,988

Pro Forma Adjustments and Assumptions

(1)	Represents adjustment to record elimination of net assets not acquired by Synalloy.
(2)	Represents the estimated fair value adjustment to the carrying value of Color Resource’s property, plant and equipment in purchase accounting.
(3)	Represents additional borrowings provided by a ten-year term note at consummation of the CRI acquisition.
(4)	Represents adjustment to eliminate interest expense recorded by Color Resources.
(5)	Represents interest expense incurred on additional borrowings provided by a term note obtained in the amount of $4,033,250 and an increase in the company’s line of credit of $516,750, based on the company’s borrowing rates at the time of the CRI acquisition.
(6)	Represents adjustment to Color Resource’s depreciation expense based on the fair value adjustments using estimated useful lives of property plant, and equipment following the straight-line method of depreciation for financial reporting purposes.
(7)	Represents adjustment of income tax expense based upon Color Resource’s addition to the consolidated Synalloy tax provision calculation.

(8)	Represents adjustment to record the acquisition of Color Resource’s building and property.
(9)	Represents elimination of Color Resource’ historical members’ equity (deficit) account balances in purchase accounting.
(10)	Represents impact on net income (loss) as a result of pro forma adjustments recognized.

Reclassifications

Certain of Color Resource’s amounts for the six months ended June 30, 2013 and 2012 and for the year ended December 31, 2012 have been reclassified to conform to Synalloy’s presentation in the accompanying pro forma condensed combined consolidated statements of operations. These reclassifications had no material effect on previously reported results of operations or redeemable members’ equity (deficit).

THE OFFERING

Common stock we are offering	1,500,000 shares of common stock, par value $1.00 per share.

Common stock to be outstanding after this offering	7,882,800 shares (8,107,800 shares if the underwriters exercise in full their option to purchase additional shares).

NASDAQ Global Market symbol	SYNL

Use of proceeds	We expect to receive net proceeds from this offering of approximately $22.4 million, after deducting underwriting discounts and commissions and other estimated expenses, based on an assumed public offering price of $16.02 per share (the last sales price of our common stock on the NASDAQ Global Market on September 13, 2013) (or approximately $25.8 million if the underwriters exercise their over-allotment option in full). We intend to use the net proceeds from this offering to invest approximately $3.5 million in new equipment for the CRI Facility, invest approximately $2.0 million in new equipment for our fabrication facilities and to pay down the senior indebtedness outstanding under our line of credit that we have through the loan agreement. In the future, we may make additional borrowings under the line of credit, subject to the terms of the line of credit and the loan agreement, including the borrowing base. See “Use of Proceeds.”

Risk factors	An investment in our common stock involves certain risks. You should carefully consider the risks described under “Risk Factors” beginning on page S-19 of this prospectus supplement, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Conflict of interest

The company has entered into a First Amended and Restated Loan Agreement, dated August 21, 2012, with Branch Banking and Trust Company, as further amended by a First Amendment to First Amended and Restated Loan Agreement, dated October 22, 2012, and as further amended by a Second Amendment to First Amended and Restated Loan Agreement, dated August 1, 2013 (collectively, the “loan agreement”). Because Branch Banking and Trust Company, an affiliate of BB&T Securities, LLC, is the lender under the loan agreement and will receive more than 5% of the net proceeds of this offering due to the repayment of borrowings under the loan agreement, such underwriter is deemed to have a conflict of interest within the meaning of Rule 5121 of the Financial Industry Regulatory Authority (“FINRA”). Accordingly, this offering will be conducted in accordance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement, this prospectus supplement and the accompanying prospectus. Sterne Agee has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), specifically including those inherent in Section 11 of the Securities Act. Sterne Agee will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Sterne Agee against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Pursuant to FINRA Rule 5121, BB&T Securities, LLC will not confirm any sales to any account over which they exercise discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” and “Underwriting” for additional information.

The number of shares of common stock to be outstanding after the offering is based on 6,382,800 shares of common stock outstanding as of August 31, 2013 and excludes (i) 225,000 shares issuable pursuant to the exercise in full of the underwriters’ over-allotment option, (ii) 170,256 shares of common stock issuable upon exercise of outstanding stock options as of August 31, 2013, with a weighted average exercise price of $11.95 per share, and (iii) 19,672 shares of common stock issuable upon vesting of outstanding restricted stock awards as of August 31, 2013.

Except as otherwise indicated, all information in this prospectus supplement assumes no exercise by the underwriters of this over-allotment option.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this prospectus supplement, the accompanying prospectus and in the documents incorporated by reference in this prospectus supplement that are based upon our current expectations and projections about current events. You should not rely on forward-looking statements in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “seek,” “continue,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, expected or anticipated revenue, results of operations and business of the company, developments relating to our industries, customers and suppliers and market conditions and regulatory developments that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to: adverse economic conditions and the impact on us and our suppliers and customers; the impact of competitive products and pricing; product demand and acceptance risks; raw material and other increased costs; raw materials availability; employee relations; ability to maintain workforce by hiring trained employees; customer delays or difficulties in the production of products; new fracking regulations; a prolonged decrease or fluctuations in nickel or oil prices; unforeseen delays in completing the integration of Palmer and CRI or planned capital improvements; risks associated with mergers, acquisitions, dispositions and other expansion activities; financial stability of our customers; environmental issues; unavailability of debt financing on acceptable terms and exposure to increased market interest rate risk; inability to comply with covenants and ratios required by our debt financing arrangements; and loss of consumer or investor confidence.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results contemplated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. Our forward-looking statements speak only as of the date they were made. We do not intend to update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under the federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

RISK FACTORS

An investment in our common stock involves certain risks. This prospectus supplement and the accompanying prospectus do not describe all of those risks. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. Before investing in any shares of our common stock, you should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. There may be other risks that a prospective investor should consider that are relevant to such investor’s own particular circumstances or generally.

Risks Related to Our Business

The cyclical nature of the industries in which our customers operate causes demand for our products to be cyclical, creating uncertainty regarding future profitability.

Various changes in general economic conditions affect the industries in which our customers operate. These changes include decreases in the rate of consumption or use of our customers’ products due to economic downturns. Other factors causing fluctuation in our customers’ positions are changes in market demand, capital spending, lower overall pricing due to domestic and international overcapacity, lower priced imports, currency fluctuations, and increases in use or decreases in prices of substitute materials. As a result of these factors, our profitability has been and may in the future be subject to significant fluctuation.

Domestic competition could force lower product pricing and may have an adverse effect on our revenues and profitability.

From time-to-time, intense competition and excess manufacturing capacity in the commodity stainless steel industry have resulted in reduced selling prices, excluding raw material surcharges, for many of our stainless steel products sold by Synalloy Metals. In order to maintain market share, we would have to lower our prices to match the competition. These factors have had and may have an adverse impact on our revenues, operating results and financial condition and may continue to do so in the future.

Our business, financial condition and results of operations could be adversely affected by an increased level of imported products.

Our business is susceptible to the import of products from other countries, particularly steel products. Import levels of various products are affected by, among other things, overall world-wide demand, lower cost of production in other countries, the trade practices of foreign governments, government subsidies to foreign producers and governmentally imposed trade restrictions in the United States. Although imports from certain countries have been curtailed by anti-dumping duties, imported products from other countries at significantly reduced prices have increased in the past seven months. Our average selling prices for commodity pipe of Synalloy Metals decreased by 7% and 15% for the year ended December 29, 2012 and six months ended June 29, 2013, respectively, compared to the respective prior comparable period, reducing our profitability in these periods. Increased imports of certain products, whether illegal dumping or legal imports, could reduce demand for our products in the future and adversely affect our business, financial position, results of operations or cash flows.

Raw material costs relating to Synalloy Metals are subject to volatility, and we may be unable to raise the price of our products to cover all or part of the increased cost of raw materials, which would have an adverse effect on our results of operation and profitability.

Rapid increases in raw material costs may adversely affect our results of operations, mainly for our fabrication and steel tank operations as the entire production and sales model for these operations is based upon producing to order. During the bidding process for our fabrication business, we provide a quote on the project based upon current market prices for stainless and carbon steel plate, pipe and fittings. Although we are able to mitigate some of the adverse impact of rising raw material costs, such as passing through surcharges to customers, rapid changes in raw material costs during the period of time from when we bid on the project to when the materials were ordered would reduce our profitability on that project.

Although there historically has been ample availability of raw materials, there continues to be a significant consolidation of stainless steel suppliers throughout the world, which could have an impact on the cost and availability of stainless steel in the future. The ability to implement price increases is dependent on market conditions, economic factors, raw material costs, including surcharges on stainless steel, availability of raw materials, competitive factors, operating costs and other factors, most of which are beyond our control. To the extent that we have quoted prices to customers and accepted customer orders for products prior to purchasing necessary raw materials, or have existing contracts, we may be unable to raise the price of products to cover all or a portion of the increased cost of the raw materials.

Synalloy Specialty Chemicals uses significant quantities of a variety of specialty and commodity chemicals in its manufacturing processes, which are subject to price and availability fluctuations that may have an adverse impact our financial performance.

The raw materials we use are generally available from numerous independent suppliers. However, some of our raw material needs are met by a sole supplier or only a few suppliers. If any supplier that we rely on for raw materials ceases or limits production, we may incur significant additional costs, including capital costs, in order to find alternate, reliable raw material suppliers. We may also experience significant production delays while locating new supply sources, which could result in our failure to timely deliver products to our customers. Purchase prices and availability of these critical raw materials are subject to volatility. Some of the raw materials used by Synalloy Specialty Chemicals are derived from petrochemical-based feedstock, such as crude oil and natural gas, which have been subject to historical periods of rapid and significant movements in price. These fluctuations in price could be aggravated by factors beyond our control such as political instability, and supply and demand factors, including Organization of the Petroleum Exporting Countries (OPEC) production quotas and increased global demand for petroleum-based products. At any given time we may be unable to obtain an adequate supply of these critical raw materials on a timely basis, on price and other terms acceptable, or at all. If suppliers increase the price of critical raw materials, we may not have alternative sources of supply. We selectively pass changes in the prices of raw materials to our customers from time-to-time. However, we cannot always do so, and any limitation on our ability to pass through any price increases could have an adverse effect on our financial performance. Any significant variations in the cost and availability of our specialty and commodity materials may negatively affect our business, financial condition or results of operations, specifically for Synalloy Specialty Chemicals.

We rely on a small number of suppliers for our raw materials and any interruption in our supply chain could affect our operations.

In order to foster stronger business relationships, Synalloy Metals uses only a few raw material suppliers. During the six months ended June 29, 2013, six suppliers furnished approximately 73% of our total dollar purchases of raw materials, with two suppliers providing 23% and 20%, respectively. During the year ended December 29, 2012, four suppliers furnished approximately 79% of our total dollar purchases of raw materials, with two suppliers providing 34% and 30%, respectively. However, these raw materials are available from a number of sources, and the company anticipates no difficulties in fulfilling its raw materials requirements for Synalloy Metals. Raw materials used by Synalloy Specialty Chemicals are generally available from numerous independent suppliers and approximately 52% and 50% of total purchases were made from our top eight suppliers during the year ended December 29, 2012 and six months ended June 29, 2013, respectively. Although some raw material needs are met by a single supplier or only a few suppliers, the company anticipates no difficulties in fulfilling its raw material requirements for Synalloy Specialty Chemicals. While the company believes that raw materials for both segments are readily available from numerous sources, the loss of one or more key suppliers in either segment, or any other material change in our current supply channels, could have an adverse effect on the company’s ability to meet the demand for its products, which could impact our operations, revenues and financial results.

A substantial portion of our overall sales is dependent upon a limited number of customers, and the loss of one or more of such customers would have a material adverse effect on our business, results of operation and profitability.

The products of Synalloy Specialty Chemicals are sold to various industries nationwide. However, that segment has one domestic customer that accounted for approximately 34% of the segment’s revenues in the first six months of 2013, 28% in 2012 and 24% in each of 2011 and 2010, respectively. This customer is a large global company, and its purchases are derived from several different business units that operate independently of each other. Even so, the loss of this customer would have a material adverse effect on the revenues of Synalloy Specialty Chemicals and the company.

Synalloy Metals has one domestic customer that accounted for approximately 11% of the segment’s revenues in the first six months of 2013. A different domestic customer accounted for 10% and 11% of the segment’s revenues in 2011 and 2010, respectively. No customer accounted for more than 10% of the segment’s revenues for 2012. The loss of these customers’ revenues would have a material adverse effect on both Synalloy Metals and the company. Palmer, which is a part of Synalloy Metals, sells much of its products to the oil and gas industry. Any change in this industry, or any change in this industry’s demand for Palmer’s products would have a material adverse effect on the profits of Synalloy Metals and the company.

Our operating results are sensitive to the availability and cost of energy and freight, which are important in the manufacture and transport of our products.

Our operating costs increase when energy or freight costs rise. During periods of increasing energy and freight costs, we might not be able to fully recover our operating cost increases through price increases without reducing demand for our products. In addition, we are dependent on third party freight carriers to transport many of our products, all of which are dependent on fuel to transport our products. The prices for and availability of electricity, natural gas, oil, diesel fuel and other energy resources are subject to volatile market conditions. These market conditions often are affected by political and economic factors beyond our control. Disruptions in the supply of energy resources could temporarily impair the ability to manufacture products for customers and may result in the decline of freight carrier capacity in our geographic markets, or make freight carriers unavailable. Further, increases in energy or freight costs that cannot be passed on to customers, or changes in costs relative to energy and freight costs paid by competitors, has adversely affected, and may continue to adversely affect, our profitability.

Oil prices are extremely volatile. A substantial or extended decline in the price of oil could adversely affect our financial condition and results of operations.

Prices for oil can fluctuate widely. Our Palmer unit’s revenues are highly dependent on our customers adding oil well drilling and pumping locations. Should oil prices decline such that drilling becomes unprofitable for our customers, such customers will likely cap many of their current wells and cease or curtail expansion. This will decrease the demand for our tanks and adversely affect the results of our operations.

Significant changes in nickel prices could have an impact on the sales by Synalloy Metals.

Synalloy Metals uses nickel in a number of its products. Nickel prices are currently at a relatively low level, which reduces our manufacturing costs for certain products. When nickel prices increase, many of our customers increase their orders in an attempt to avoid future price increases, resulting in increased sales for Synalloy Metals. Conversely, when nickel prices decrease, many of our customers wait to place orders in an attempt to take advantage of subsequent price decreases, resulting in reduced sales for Synalloy Metals. On average, Synalloy Metals turns its inventory of commodity pipe every four months, but the nickel surcharge on sales of commodity pipe is established on a weekly basis. The difference, if any, between the price of nickel on the date of purchase of the raw material and the price, as established by the surcharge, on the date of sale has the potential to create an inventory profit or loss. If the price of nickel steadily increases over time, as it did from 2005 to 2007, Synalloy Metals is the beneficiary of the increase in nickel price in the form of inventory gains. Conversely, if the price of nickel steadily decreases over time, as it has from 2009 to 2013, Synalloy Metals suffers inventory losses. As a result of decreasing nickel prices, we incurred inventory losses of $4,645,000 and $1,389,000 for the year ended December 29, 2012 and six months ended June 29, 2013, respectively. Nickel prices were essentially flat from June 30, 2013 to August 31, 2013. We will incur additional inventory losses in the future if nickel prices decrease. Any material changes in the cost of nickel could impact our sales and result in fluctuations in the profits for Synalloy Metals.

We encounter significant competition in all areas of our businesses and may be unable to compete effectively, which could result in reduced profitability and loss of market share.

We actively compete with companies producing the same or similar products and, in some instances, with companies producing different products designed for the same uses. We encounter competition from both domestic and foreign sources in price, delivery, service, performance, product innovation and product recognition and quality, depending on the product involved. For some of our products, our competitors are larger and have greater financial resources than we do. As a result, these competitors may be better able to withstand a change in conditions within the industries in which we operate, a change in the prices of raw materials or a change in the economy as a whole. Our competitors can be expected to continue to develop and introduce new and enhanced products and more efficient production capabilities, which could cause a decline in market acceptance of our products. Current and future consolidation among our competitors and customers also may cause a loss of market share as well as put downward pressure on pricing. Our competitors could cause a reduction in the prices for some of our products as a result of intensified price competition. Competitive pressures can also result in the loss of major customers. If we cannot compete successfully, our business, financial condition and profitability could be adversely affected.

Our lengthy sales cycle for Synalloy Specialty Chemicals makes it difficult to predict quarterly revenue levels and operating results.

Purchasing the products of Synalloy Specialty Chemicals is a major commitment on the part of our customers. Before a potential customer determines to purchase products from Synalloy Specialty Chemicals, the company must produce test product material so that the potential customer is satisfied that we can manufacture a product to their specifications. The production of such test materials is a time-consuming process. Accordingly, the sales process for products in Synalloy Specialty Chemicals is a lengthy process that requires a considerable investment of time and resources on our part. As a result, the timing of our revenues is difficult to predict, and the delay of an order could cause our quarterly revenues to fall below our expectations and those of the public market analysts and investors.

A significant portion of our sales results from competitive bidding, which is a long and unpredictable process.

In both of our business segments, many of our sales efforts are based on competitive bidding situations with existing and potential customers in which we must fix a price early in the process. This is often a slow and lengthy process that requires us to spend considerable time and resources. Moreover, it is an unpredictable process and we are not always successful in our bidding. The unpredictability of the competitive bidding process makes it difficult to predict our quarterly revenues with any degree of certainty. In the event we do not accurately predict our costs on a project, we will not realize our profit expectations and may in fact incur a loss on that particular project. Many factors which are out of our control may adversely affect our profit on a project.

Our operations expose us to the risk of material environmental, health and safety liabilities and obligations, which could have a material adverse effect on our financial condition, results of operations or cash flows.

We are subject to numerous federal, state and local environmental protection and health and safety laws governing, among other things:

•	the generation, use, storage, treatment, transportation, disposal and management of hazardous substances and wastes;

•	emissions or discharges of pollutants or other substances into the environment;

•	investigation and remediation of, and damages resulting from, releases of hazardous substances; and

•	the health and safety of our employees.

Under certain environmental laws, we can be held strictly liable for hazardous substance contamination of any real property we have ever owned, operated or used as a disposal site. We are also required to maintain various environmental permits and licenses, many of which require periodic modification and renewal. Our operations entail the risk of violations of those laws and regulations, and we cannot assure you that we have been or will be at all times in compliance with all of these requirements. In addition, these requirements and their enforcement may become more stringent in the future.

We have incurred, and expect to continue to incur, additional capital expenditures in addition to ordinary course costs to comply with applicable environmental laws, such as those governing air emissions and wastewater discharges. Our failure to comply with applicable environmental laws and permit requirements could result in civil and/or criminal fines or penalties, enforcement actions, and regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures such as the installation of pollution control equipment, which could have a material adverse effect on our financial condition, results of operations or cash flows.

We are currently, and may in the future be, required to investigate, remediate or otherwise address contamination at our current or former facilities. Many of our current and former facilities have a history of industrial usage for which additional investigation, remediation or other obligations could arise in the future and that could materially adversely affect our business, financial condition, results of operations or cash flows. In addition, we are currently and, could in the future be, responsible for costs to address contamination identified at any real property we used as a disposal site.

Although we cannot predict the ultimate cost of compliance with any of the requirements described above, the costs could be material. Non-compliance could subject us to material liabilities, such as government fines, third-party lawsuits or the suspension of non-compliant operations. We also may be required to make significant site or operational modifications at substantial cost. Future developments also could restrict or eliminate the use of or require us to make modifications to our products, which could have a significant negative impact on our results of operations and cash flows. At any given time, we are involved in claims, litigation, administrative proceedings and investigations of various types involving potential environmental liabilities, including cleanup costs associated with hazardous waste disposal sites at our facilities. We cannot assure you that the resolution of these environmental matters will not have a material adverse effect on our results of operations or cash flows. The ultimate costs and timing of environmental liabilities are difficult to predict. Liability under environmental laws relating to contaminated sites can be imposed retroactively and on a joint and several basis. We could incur significant costs, including cleanup costs, civil or criminal fines and sanctions and third-party claims, as a result of past or future violations of, or liabilities under, environmental laws.

We could be subject to third party claims for property damage, personal injury, nuisance or otherwise as a result of violations of, or liabilities under, environmental, health or safety laws on in connection with releases of hazardous or other materials at any current or former facility. We could also be subject to environmental indemnification claims in connection with assets and businesses that we have acquired or divested.

There can be no assurance that any costs relating to future capital and operating expenditures to maintain compliance with environmental laws, as well as costs to address contamination or environmental claims, will not exceed any current estimates or adversely affect our financial condition and results of operations. In addition, any unanticipated liabilities or obligations arising, for example, out of discovery of previously unknown conditions or changes in laws or regulations, could have an adverse effect on our business, financial condition, results of operations or cash flows.

We are dependent upon the continued operation of our production facilities, which are subject to a number of hazards.

In both of our business segments, but especially in Synalloy Specialty Chemicals, our production facilities are subject to hazards associated with the manufacture, handling, storage and transportation of chemical materials and products, including leaks and ruptures, explosions, fires, inclement weather and natural disasters, unscheduled downtime and environmental hazards which could result in liability for workplace injuries and fatalities. In addition, some of our production capabilities are highly specialized, which limits our ability to shift production to another facility in the event of an incident at a particular facility. If a production facility, or a critical portion of a production facility, were temporarily shut down, we likely would incur higher costs for alternate sources of supply for our products. We cannot assure you that we will not experience these types of incidents in the future or that these incidents will not result in production delays, failure to timely fulfill customer orders or otherwise have a material adverse effect on our business, financial condition or results of operations.

Certain of our employees in Synalloy Metals are covered by collective bargaining agreements, and the failure to renew these agreements could result in labor disruptions and increased labor costs.

As of June 29, 2013, we had 247 employees represented by unions at our Bristol, Tennessee facility, which is 41% of the aggregate number of company employees. These employees are represented by two local unions affiliated with the American Federation of Labor and Congress of Industrial Organizations (the “AFL-CIO”) and one local union affiliated with the International Brotherhood of Teamsters (the “Teamsters Union”). The collective bargaining contracts for these unions will expire in January 2015, February 2014 and March 2015, respectively. Although we believe that our present labor relations are satisfactory, our failure to renew these agreements on reasonable terms as the current agreements expire could result in labor disruptions and increased labor costs, which could adversely affect our financial performance.

Our current capital structure includes indebtedness, which is secured by all or substantially all of our assets and which contains restrictive covenants that may prevent us from obtaining adequate working capital, making acquisitions or capital improvements.

Our existing credit facilities contain restrictive covenants that limit our ability to, among other things, borrow money or guarantee the debts of others, use assets as security in other transactions, make investments or other restricted payments or distributions, change our business or enter into new lines of business, and sell or acquire assets or merge with or into other companies. In addition, our credit facilities require us to meet financial ratios which could limit our ability to plan for or react to market conditions or meet extraordinary capital needs and could otherwise restrict our financing activities. Our ability to comply with the covenants and other terms of our credit facilities will depend on our future operating performance. If we fail to comply with such covenants and terms, we will be in default and the maturity of any then outstanding related debt could be accelerated and become immediately due and payable. In addition, in the event of such a default, our lender may refuse to advance additional funds, demand immediate repayment of our outstanding indebtedness, and elect to foreclose on our assets that secure the credit facilities.

There were no events of default under the covenants of our credit facilities at June 29, 2013. Although we believe we will remain in compliance with these covenants in the foreseeable future and that our relationship with our lender is good, there is no assurance our lender would consent to an amendment or waiver in the event of noncompliance; or that such consent would not be conditioned upon the receipt of a cash payment, revised principal payout terms, increased interest rates or restrictions in the expansion of the credit facilities for the foreseeable future, or that our lender would not exercise rights that would be available to them, including, among other things, demanding payment of outstanding borrowings. In addition, our ability to obtain additional capital or alternative borrowing arrangements at reasonable rates may be adversely affected. All or any of these adverse events would further limit our flexibility in planning for, or reacting to, downturns in our business.

We may need new or additional financing in the future to expand our business or refinance existing indebtedness, and our inability to obtain capital on satisfactory terms or at all may have an adverse impact on our operations and our financial results.

If we are unable to access capital on satisfactory terms and conditions, we may not be able to expand our business or meet our payment requirements under our existing credit facilities. Our ability to obtain new or additional financing will depend on a variety of factors, many of which are beyond our control. We may not be able to obtain new or additional financing because we may have substantial debt or because we may not have sufficient cash flow to service or repay our existing or future debt. In addition, depending on market conditions and our financial performance, equity financing may not be available on satisfactory terms or at all. If we are unable to access capital on satisfactory terms and conditions, this could have an adverse impact on our operations and our financial results.

Our existing property and liability insurance coverages contain exclusions and limitations on coverage.

We have maintained various forms of insurance, including insurance covering claims related to our properties and risks associated with our operations. From time-to-time, in connection with renewals of insurance, we have experienced additional exclusions and limitations on coverage, larger self-insured retentions and deductibles and higher premiums, primarily from the operations of Synalloy Specialty Chemicals. As a result, our existing coverage may not be sufficient to cover any losses we may incur and in the future our insurance coverage may not cover claims to the extent that it has in the past and the costs that we incur to procure insurance may increase significantly, either of which could have an adverse effect on our results of operations or cash flows.

We may not be able to make the operational and product changes necessary to continue to be an effective competitor.

We must continue to enhance our existing products and to develop and manufacture new products with improved capabilities in order to continue to be an effective competitor in our business markets. In addition, we must anticipate and respond to changes in industry standards that affect our products and the needs of our customers. We also must continue to make improvements in our productivity in order to maintain our competitive position. When we invest in new technologies, processes or production capabilities, we face risks related to construction delays, cost over-runs and unanticipated technical difficulties.

The success of any new or enhanced products will depend on a number of factors, such as technological innovations, increased manufacturing and material costs, customer acceptance, and the performance and quality of the new or enhanced products. As we introduce new products or refine existing products, we cannot predict the level of market acceptance or the amount of market share these new or enhanced products may achieve. Moreover, we may experience delays in the introduction of new or enhanced products. Any manufacturing delays or problems with new or enhanced product launches will adversely affect our operating results. In addition, the introduction of new products could result in a decrease in revenues from existing products. And, we may need more capital for product development and enhancement than is available to us, which could adversely affect our business, financial condition or results of operations. We sell our products in industries that are affected by technological changes, new product introductions and changing industry standards. If we do not respond by developing new products or enhancing existing products on a timely basis, our products will become obsolete over time and our revenues, cash flow, profitability and competitive position will suffer.

In addition, if we fail to accurately predict future customer needs and preferences, we may invest heavily in the development of new or enhanced products that do not result in significant sales and revenue. Even if we successfully innovate in the development of new and enhanced products, we may incur substantial costs in doing so, and our profitability may suffer. Our products must be kept current to meet the needs of our customers. To remain competitive, we must develop new and innovative products on an on-going basis. If we fail to make innovations, or the market does not accept our new or enhanced products, our sales and results could suffer.

Our inability to anticipate and respond to changes in industry standards and the needs of our customers, or to utilize changing technologies in responding to those changes, could have a material adverse effect on our business and our results of operations.

Our strategy of using acquisitions and dispositions to position our businesses may not always be successful, which may have a material adverse impact on our financial results and profitability.

We have historically utilized acquisitions and dispositions in an effort to strategically position our businesses and improve our ability to compete. We plan to continue to do this by seeking specialty niches, acquiring businesses complementary to existing strengths and continually evaluating the performance and strategic fit of our existing business units. We consider acquisition, joint ventures and other business combination opportunities as well as possible business unit dispositions. From time-to-time, management holds discussions with management of other companies to explore such opportunities. As a result, the relative makeup of the businesses comprising our company is subject to change. Acquisitions, joint ventures and other business combinations involve various inherent risks, such as: assessing accurately the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition or other transaction candidates; the potential loss of key personnel of an acquired business; significant transaction costs that were not identified during due diligence; our ability to achieve identified financial and operating synergies anticipated to result from an acquisition or other transaction; and unanticipated changes in business and economic conditions affecting an acquisition or other transaction. If acquisition opportunities are not available or if one or more acquisitions are not successfully integrated into our operations, this could have a material adverse impact on our financial results and profitability.

The loss of key members of our management team, or difficulty attracting and retaining experienced technical personnel, could reduce our competitiveness and have an adverse effect on our business and results of operations.

The successful implementation of our strategies and handling of other issues integral to our future success will depend, in part, on our experienced management team. The loss of key members of our management team could have an adverse effect on our business. Although, we have entered into an employment agreement with Craig C. Bram, our President and Chief Executive Officer, Mr. Bram may resign from the company at any time and seek employment elsewhere, subject to certain non-competition restrictions for a one-year period. Additionally, if we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing, as well as governmental reviews of such activities could result in delays or eliminate new wells from being started, thus reducing the demand for our fiberglass and steel storage tanks.

Hydraulic fracturing (“fracking”) is currently an essential and common practice to extract oil from dense subsurface rock formations and this lower cost extraction method is a significant driving force behind the recent surge of oil exploration and drilling in several locations in the United States. However, the Environmental Protection Agency, U.S. Congress and state legislatures have considered adopting legislation to provide additional regulations and disclosures surrounding this process. In the event that new legal restrictions surrounding the fracking process are adopted in the areas in which our customers operate, we may see a dramatic decrease in Palmer’s profitability which could have an adverse impact on our financial results.

Our results of operations could be adversely affected by goodwill impairments.

As a result of our acquisitions, we had approximately $18.3 million of goodwill on our balance sheet as of August 31, 2013. Goodwill must be tested at least annually for impairment, and more frequently when circumstances indicate likely impairment. Goodwill is considered impaired to the extent that its carrying amount exceeds its implied fair value. An impairment of goodwill could have a substantial negative effect on our profitability.

Our allowance for doubtful accounts may not be adequate to cover actual losses.

An allowance for doubtful accounts in maintained for estimated losses resulting from the inability of our customers to make required payments and for disputed claims and quality issues. This allowance may not be adequate to cover actual losses, and future provisions for losses could materially and adversely affect our operating results. The allowance for doubtful accounts is based on prior experience, as well as an evaluation of the outstanding receivables and existing economic conditions. The amount of future losses is susceptible to changes in economic, operating and other outside forces and conditions, all of which are beyond our control, and these losses may exceed current estimates. Although management believes that the allowance for doubtful accounts is adequate to cover current estimated losses, we cannot make assurances that we will not further increase the allowance for doubtful accounts. A significant increase in the allowance for doubtful accounts could adversely affect our earnings.

We depend on third parties to distribute certain of our products and because we have no control over such third parties we are subject to adverse changes in such parties’ operations or interruptions of service, each of which may have an adverse effect on our operations.

We use third parties over which we have only limited control to distribute certain of our products. Our dependency on these third party distributors has increased as our business has grown. Because we rely on these third parties to provide these distributions services, any change in our ability to access these third party distribution services could have an adverse impact on our revenues and put us at a competitive disadvantage with our competitors.

Freight costs for products produced in our Palmer operations restrict our area for sales from this facility.

The freight and other distribution costs for products sold from our Palmer facility are extremely high. As a result, the market area for these products is restricted, which limits the geographic market for Palmer’s tanks and the ability to significantly increase revenues derived from sales of products from the Palmer facility.

New regulations related to “conflict minerals” may force us to incur additional expenses, may make our supply chain more complex and may result in damage to our reputation with customers.

On August 22, 2012, under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), the SEC adopted new requirements for companies that use certain minerals and metals, known as conflict minerals, in their products, whether or not these products are manufactured by third parties. These requirements will require companies to conduct due diligence and disclose whether or not such minerals originate from the Democratic Republic of Congo and adjoining countries. Tungsten, tantalum and tin are designated as conflict minerals under the Dodd-Frank Act. These metals are used to varying degrees in our welding materials and are also present in specialty alloy products. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of minerals used in our products. In addition, we could incur additional costs to comply with the disclosure requirements, including costs related to determining the source of any of the relevant minerals and metals used in our products. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the due diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who could require that all of the components of our products are conflict mineral-free.

Our inability to sufficiently or completely protect our intellectual property rights could adversely affect our business, prospects, financial condition and results of operations.

Our ability to compete effectively in both of our business segments will depend on our ability to maintain the proprietary nature of the intellectual property used in our businesses. These intellectual property rights consist largely of trade-secrets and know-how. We rely on a combination of trade secrets and non-disclosure and other contractual agreements and technical measures to protect our rights in our intellectual property. We also depend upon confidentiality agreements with our officers, directors, employees, consultants and subcontractors, as well as collaborative partners, to maintain the proprietary nature of our intellectual property. These measures may not afford us sufficient or complete protection, and others may independently develop intellectual property similar to ours, otherwise avoid our confidentiality agreements or produce technology that would adversely affect our business, prospects, financial condition and results of operations.

Our internal controls over financial reporting could fail to prevent or detect misstatements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Any failure to maintain effective internal controls or to timely effect any necessary improvement in our internal control and disclosure controls could, among other things, result in losses from fraud or error, harm our reputation or cause investors to lose confidence in our reported financial information, all of which could have a material adverse effect on our financial condition, results of operations and cash flows.

Cyber security risks and cyber incidents could adversely affect our business and disrupt operations.

Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. The result of these incidents could include, but are not limited to, disrupted operations, misstated financial data, liability for stolen assets or information, increased cyber security protection costs, litigation and reputational damage adversely affecting customer or investor confidence.

Risks Related to this Offering and Our Common Stock

Although our common stock is currently traded on the NASDAQ Global Market, it has less liquidity than stocks for larger companies quoted on a national securities exchange.

The trading volume in our common stock on the NASDAQ Global Market has been relatively low when compared with larger companies listed on the NASDAQ Global Market or other stock exchanges. There is no assurance that a more active and liquid trading market for the common stock will exist in the future. Consequently, shareholders may not be able to sell a substantial number of shares for the same price at which shareholders could sell a smaller number of shares. In addition, we cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. Sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, could cause the price of our common stock to decline, or reduce our ability to raise capital through future sales of common stock.

Market conditions and other factors may affect the market price of our common stock.

The market price and trading volume of our common stock could be subject to significant fluctuations due to a change in sentiment in the market regarding companies within our industry, in general, our operations or business prospects, future acquisitions to which we are a party, this offering or future sales of our securities. The market price of our common stock may fluctuate as a result of a variety of additional factors, many of which are beyond our control, including:

•	operating results that vary from the expectations of management, securities analysts and/or investors;

•	developments in our business or sectors of either of our business segments, generally;

•	regulatory changes affecting our industry generally or our business and operations;

•	the operating and stock price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions and other material events by us or our competitors;

•	our ability to integrate any companies and businesses that we acquire; and

•	changes in the securities markets and securities prices generally.

Accordingly, the shares of our common stock that an investor purchases, whether in this offering or in the secondary market, may trade at a price lower than that at which they were purchased.

There may be future sales of our common stock, which could adversely affect the market price of our common stock and dilute a shareholders’ ownership of common stock.

The exercise of the underwriters’ over-allotment option, the exercise of any options granted to executive officers and other employees under our equity compensation plans and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock. We are not restricted from issuing additional shares of common stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive shares of common stock. Sales of a substantial number of shares of our common stock in the public market or the perception that such sales might occur could materially adversely affect the market price of the shares of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Accordingly, our shareholders bear the risk that our future offerings will reduce the market price of our common stock and dilute their stock holdings in us.

Our dividend policy may change and our ability to pay dividends is restricted.

Our Board of Directors declared a $0.25 per share cash dividend in each of 2012 and 2011. In 2010, our Board of Directors declared a $0.25 per share cash dividend in December and March. In the future, our dividend policy may be affected by, among other things, business conditions, our financial position, earnings, earnings outlook, capital spending plans and other factors that our Board of Directors considers relevant at that time. Our dividend policy may change from time to time, and we cannot provide assurance that we will continue to declare dividends at all or in any particular amounts. A change in our dividend policy could have a negative effect on the market price of our common stock.

In addition, the loan agreement restricts the payment of dividends pursuant to a minimum tangible net worth covenant. Moreover, under Delaware law, a corporation may pay dividends only out of capital surplus or net profits, and no dividends may be paid if the capital of the corporation has been diminished to an amount less than the aggregate amount represented by the issued and outstanding stock of all classes having a preference upon the distribution of the corporation’s assets. These restrictions have not been an issue for the company in the past, but they could be applicable, and prevent the payment of dividends, if the company suffers losses or a financial setback.

Our management will have broad discretion in allocating all of the proceeds of the offering.

We intend to use the net proceeds from this offering to invest approximately $3.5 million in new equipment for the CRI Facility, invest approximately $2.0 million in new equipment for our fabrication facilities and to pay down the senior indebtedness outstanding under our line of credit that we have through the loan agreement. Our management will have discretion to determine the specific uses of those proceeds and future borrowings under the line of credit. Our shareholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. Moreover, management may use the net proceeds for corporate purposes that may not increase our profitability or market value.

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $22.4 million, after deducting the underwriting discounts and commissions and our estimated expenses, based on an assumed public offering price of $16.02 per share (the last sales price of our common stock on the NASDAQ Global Market on September 13, 2013) (or approximately $25.8 million if the underwriters exercise their over-allotment option in full).

We intend to use the net proceeds from this offering to invest approximately $3.5 million in new equipment for the CRI Facility, invest approximately $2.0 million in new equipment for our fabrication facilities and to pay down the senior indebtedness outstanding under our line of credit that we have through the loan agreement.

We have a line of credit through the loan agreement with Branch Banking and Trust Company, an affiliate of BB&T Securities, LLC. We will use a portion of the net proceeds from this offering to repay a portion of our outstanding debt under such credit facility. The amount of debt to be repaid is expected to be approximately $16.9 million. The interest rate on the line of credit is currently 2.18%, and is calculated using the One Month LIBOR (as defined in the loan agreement), plus a pre-defined spread, based on the company’s Total Funded Debt to EBITDA ratio (as defined in the loan agreement). The indebtedness will mature on August 21, 2015. A portion of the indebtedness to be repaid was incurred within approximately one year of this offering to fund the purchase price of our acquisition of Palmer. In connection with the CRI acquisition, on August 1, 2013, the loan agreement was modified to provide for a new ten-year term loan in the amount of $4,033,250 that requires equal monthly payments of $23,659 plus interest through August 19, 2018 and $14,521 plus interest through August 19, 2023. The interest rate on the new term loan is LIBOR plus 2%. Accordingly, this offering is being made in compliance with FINRA Rule 5121. See “Management’s Discussion and Analysis of Financial Condition and Operations” and “Underwriting – Conflict of Interest.”

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of June 29, 2013 on (i) an actual basis, (ii) an as adjusted basis, giving effect to the CRI acquisition and (iii) an as adjusted basis, giving effect to the CRI acquisition and this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. See “Use of Proceeds.”

You should read the following table with the consolidated financial statements and notes which are incorporated by reference in this prospectus supplement and the accompanying prospectus.

	June 29, 2013 Actual	Adjustments for CRI Acquisition	As Adjusted for CRI Acquisition	As Adjusted for CRI Acquisition and Offering (1)
	(In Thousands)

Cash and cash equivalents	$143	$—	$143	$143

Long-term debt, including current portion:
Line of credit	23,399	869	24,268	7,335
Term loan	20,625	—	20,625	20,625
Mortgage and equipment loan	—	4,033	4,033	4,033

Total long-term debt	44,024	4,902	48,926	31,993

Shareholders’ equity:
Common stock, $1.00 par value; 12,000,000 shares authorized; 8,000,000 shares issued and 6,382,800 shares outstanding (actual) and 9,500,000 shares issued and 7,882,800 shares outstanding (as adjusted)	8,000	—	8,000	9,500
Capital in excess of par value	1,545	—	1,545	22,478
Retained earnings	80,215	—	80,215	80,215
Cost of common stock in treasury (1,617,200 shares)	(14,241)	—	(14,241)	(14,241)

Total shareholders’ equity	75,519	—	75,519	97,952

Total capitalization	$119,543	$4,902	$124,445	$129,945

(1)	Assumes the issuance of 1,500,000 shares of common stock, the receipt of approximately $22.4 million of net proceeds thereof and the use of proceeds as set forth herein, including the use of approximately $16.9 million of the net proceeds from the offering to pay down the senior indebtedness outstanding under our line of credit that we have through the loan agreement.

MARKET PRICE OF OUR COMMON STOCK AND DIVIDENDS

Price Range of Common Stock

Our common stock trades on the NASDAQ Global Market under the symbol “SYNL.” As of August 31, 2013, there were 6,382,800 shares of our common stock issued and outstanding held by approximately 643 shareholders of record. The following table shows the high and low sale prices of our common stock during the periods indicated, as well as the dividends declared for such periods. The last reported sales price of our common stock on September 13, 2013 was $16.02.

	Sales Price		Dividends Per Share
	High	Low
2013
First Quarter	$14.75	$12.53	$—
Second Quarter	16.00	12.94	—
Third Quarter (through September 13, 2013)	17.38	14.99	—

2012
First Quarter	$13.78	$10.21	$—
Second Quarter	13.45	10.39	—
Third Quarter	14.00	10.45	—
Fourth Quarter	14.97	12.26	0.25

2011
First Quarter	$15.50	$11.29	$—
Second Quarter	15.49	11.49	—
Third Quarter	13.80	9.19	—
Fourth Quarter	12.92	9.15	0.25

Dividend Policy

The payment of dividends is within the discretion of our Board of Directors and will depend upon our results of operations, financial condition, capital requirements, business conditions and covenants under any applicable contractual arrangements, including our indebtedness. Moreover, under Delaware law, a corporation may pay dividends only out of capital surplus or net profits, and no dividends may be paid if the capital of the corporation has been diminished to an amount less than the aggregate amount represented by the issued and outstanding stock of all classes having a preference upon the distribution of the corporation’s assets. Holders of our common stock are entitled to share ratably in any dividends declared by our Board of Directors in its discretion out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock.

We have paid an annual cash dividend on our common stock for the past six years. Our last cash dividend of $0.25 per share was paid on December 10, 2012. Our loan agreement with Branch Banking and Trust Company restricts the payment of dividends if we fail to satisfy a minimum tangible net worth covenant. Any reduction in, or elimination of, our annual common stock dividend could adversely affect the market price of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis of Financial Condition and Results of Operations section discusses the company’s consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments based on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of the company’s consolidated financial statements.

The company’s consolidated financial statement and the notes to the consolidated financial statements are contained in our Annual Report on Form 10-K for the fiscal year ended December 29, 2012 (the “2012 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended June 29, 2013 (the “June 29 2013 10-Q”), which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

Critical Accounting Policies and Estimates

Allowance for Doubtful Accounts

The company maintained allowances for doubtful accounts of $1,277,000 as of June 29, 2013 and $1,313,000 as of December 29, 2012, for estimated losses resulting from the inability of its customers to make required payments and for disputed claims and quality issues. The allowance is based upon a review of outstanding receivables, historical collection information and existing economic conditions. The company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Receivables are generally due within 30 to 45 days. Delinquent receivables are written off based on individual credit evaluations and specific circumstances of the customer.

Inventory Reserves

The company establishes a reserve for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and current market conditions. Based on historical results, the company also maintains an inventory reserve to provide for the amount of estimated inventory quantity loss since the last physical inventory. As of June 29, 2013 and December 29, 2012, the company had $2,811,000 and $2,383,000, respectively, accrued for inventory obsolescence, market and shrink reserves. If actual market conditions are less favorable than those estimated by management, additional inventory reserves may be required.

Environmental Reserves

The company had accrued $659,000 and $640,000 as of June 29, 2013 and December 29, 2012, respectively, in environmental remediation costs which, in management’s best estimate, are sufficient to satisfy anticipated costs of known remediation requirements. Expenditures related to costs currently accrued are not discounted to their present values and are expected to be made over the next three to four years. However, as a result of the evolving nature of the environmental regulations, the difficulty in estimating the extent and necessary remediation of environmental contamination, and the availability and application of technology, the estimated costs for future environmental compliance and remediation are subject to uncertainties and it is not possible to predict the amount or timing of future costs of environmental matters which may subsequently be determined. Changes in information known to management or in applicable regulations may require the company to record additional remediation reserves.

Impairment of Long-Lived Assets

The company continually reviews the recoverability of the carrying value of long-lived assets. Long-lived assets are reviewed for impairment when events or changes in circumstances, also referred to as “triggering events”, indicate that the carrying value of a long-lived asset or group of assets (the “Assets”) may no longer be recoverable. Triggering events include: a significant decline in the market price of the Assets; a significant adverse change in the operating use or physical condition of the Assets; a significant adverse change in legal factors or in the business climate impacting the Assets’ value, including regulatory issues such as environmental actions; the generation by the Assets of historical cash flow losses combined with projected future cash flow losses; or the expectation that the Assets will be sold or disposed of significantly before the end of the useful life of the Assets. The company concluded that there were no indications of impairment which would require further testing during the six months ended June 29, 2013 and the year ended December 29, 2012.

During a given period, if the company concludes that, based on its review of current facts and circumstances, there are indications of impairment, then testing of the applicable Assets would be performed. The recoverability of the Assets to be held and used is tested by comparing the carrying amount of the Assets at the date of the test to the sum of the estimated future undiscounted cash flows expected to be generated by those Assets over the remaining useful life of the Assets. In estimating the future undiscounted cash flows, the company uses projections of cash flows directly associated with, and which are expected to arise as a direct result of, the use and eventual disposition of the Assets. This approach requires significant judgments including the company’s projected net cash flows, which are derived using the most recent available estimate for the reporting unit containing the Assets tested. Several key assumptions we would use include periods of operation, projections of product pricing, production levels, product costs, market supply and demand, and inflation. If it is determined that the carrying amount of the Assets are not recoverable, an impairment loss would be calculated equal to the excess of the carrying amount of the Assets over their fair value. Assets classified as held for sale are recorded at the lower of their carrying amount or fair value less cost to sell. Assets to be disposed of other than by sale are classified as held and used until the Assets are disposed or use has ceased.

Goodwill

As of June 29, 2013, the company had goodwill of $1,355,000 recorded as part of its 1996 acquisition of Manufacturers Soap and Chemical Company, now operating within Synalloy Specialty Chemicals, $1,000,000 recorded as part of its 2009 acquisition of Ram-Fab, Inc. and $15,898,000 recorded as part of its 2012 acquisition of Lee-Var, Inc., both operating within Synalloy Metals. Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is tested for impairment at least on an annual basis. The initial step of the goodwill impairment test involves a comparison of the fair value of the reporting unit in which the goodwill is recorded, with its carrying amount. If the reporting unit’s fair value exceeds its carrying value, no impairment loss is recognized and the second step, which is a calculation of the impairment, is not performed. However, if the reporting unit’s carrying value exceeds its fair value, an impairment charge equal to the difference in the carrying value of the goodwill and the implied fair value of the goodwill is recorded. Implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had been acquired in a business combination. The excess of the fair value of the reporting unit over the amounts allocated to assets and liabilities is the implied fair value of goodwill.

In making our determination of the fair value of the reporting unit, we rely on the discounted cash flow method. This method uses projections of cash flows from the reporting unit. Our approach requires significant judgments including the company’s projected net cash flows, the weighted average cost of capital (“WACC”) used to discount the cash flows and terminal value assumptions. We derive these assumptions used in the testing from several sources. Many of these assumptions are derived from our internal budgets, which would include existing sales data based on current product lines and assumed production levels, manufacturing costs and product pricing. We believe that our internal forecasts are consistent with those that would be used by a potential buyer in valuing our reporting units.

The WACC rate is based on an average of the capital structure, cost of capital and inherent business risk profiles of the company. The assumptions used in the valuation are interrelated. The continuing degree of interrelationship of these assumptions is, in and of itself, a significant assumption. Because of the interrelationships among the assumptions, we do not believe it would be meaningful to provide a sensitivity analysis on any of the individual assumptions. However, one key assumption in our valuation model is the WACC. If the WACC, which is used to discount the projected cash flows, were higher, the measure of the fair value of the net assets of the reporting unit would decrease. Conversely, if the WACC were lower, the measure of the fair value of the net assets of the reporting unit would increase. Changes in any of the company’s other estimates could also have a material effect on the estimated future undiscounted cash flows expected to be generated by the reporting unit’s assets.

Based on the company’s last goodwill impairment test, which was done in the fourth quarter of 2012, each reporting unit’s fair value exceeded its carrying value; therefore no further testing was required and no impairment loss was recognized.

Liquidity and Capital Resources

General

During the first six months of 2013, the company’s current assets increased $11,940,000 and current liabilities increased $5,068,000, from the amounts at December 29, 2012, which caused working capital at June 29, 2013 to increase by $6,872,000 to $73,241,000 from the 2012 year end total of $66,369,000. The current ratio as of June 29, 2013, decreased to 3.5:1 from the 2012 year end ratio of 3.7:1.

Palmer Acquisition. On August 21, 2012, the company acquired all of the outstanding stock of Palmer, a leading manufacturer of liquid storage solutions and separation equipment for the petroleum, municipal water, wastewater, chemical and food industries. In recent years, Palmer’s business has been focused on providing fiberglass and steel tanks to the oil industry. Its primary facility in Andrews, Texas is strategically located in the heart of the Permian Basin of West Texas and also serves other liquid rich shale areas including the Anadarko Basin, Eagle Ford Shale and the Barnett Shale. With approximately 130 employees, Palmer generated $36 million in revenues for the trailing twelve months ended July 31, 2012.

The purchase price for the Palmer acquisition was approximately $25,275,000. Pursuant to the stock purchase agreement among Palmer’s former shareholders and the company dated August 10, 2012, the former Palmer shareholders will also have the ability to receive contingent consideration (earn-out) payments ranging from $2,500,000 to $10,500,000 if the business unit achieves targeted levels of Adjusted EBITDA (as defined in the agreement) over a three-year period following closing; and the company will have the ability to claw-back portions of the purchase price over a two-year period following closing if Adjusted EBITDA falls below baseline levels. The company is currently forecasting earn-out payments totaling $8,500,000, which have been discounted to a present value of $8,152,000 using our incremental borrowing rate of 2%. Of this liability, $2,500,000 has been classified as a current liability since the first payment is expected to be made within a year following the acquisition date. The various assumptions and projections used in the earn-out projections were reviewed at June 29, 2013 with no additional adjustments required. The company funded the purchase price through an increase in its existing credit facility and new long-term debt in the amount of $22.5 million. The transaction was immediately accretive to the company’s earnings. The operating results of Palmer are included in Synalloy Metals.

The liability for the projected earn-out payments represent the only fair value asset or liability that is classified as a Level 3 liability, as defined by GAAP. There were no transfers of assets or liabilities between Level 1, Level 2 or Level 3 in the six months period ended June 29, 2013 or for the years ended December 29, 2012 or December 31, 2011. There have also been no changes in the fair value methodologies used by the company. Please see the notes to the consolidated financial statements contained in our 2012 10-K and our June 29 2013 10-Q, which are incorporated by reference into this prospectus supplement, for information on fair value disclosure levels.

Loan Agreement. On June 30, 2010, the company entered into a loan agreement with Branch Banking and Trust Company to obtain a $20,000,000 line of credit that was to expire on June 30, 2013. This agreement was amended on August 19, 2011 to extend the maturity date by one additional year to June 30, 2014. In connection with the Palmer acquisition, on August 21, 2012, the loan agreement was modified to increase the limit of the credit facility under the loan agreement by $5,000,000 to a maximum of $25,000,000, and extend the maturity date to August 21, 2015. On October 22, 2012, the company modified the loan agreement to increase the limit by an additional $5,000,000 to a maximum of $30,000,000. This increase will be in effect for one year after which the maximum line of credit will revert back to $25,000,000 on October 22, 2013. None of the other provisions of the loan agreement were changed as a result of this modification. Interest on the loan agreement is calculated using the One Month LIBOR (as defined in the loan agreement), plus a pre-defined spread, based on the company’s Total Funded Debt to EBITDA ratio (as defined in the loan agreement). Borrowings under the loan agreement are limited to an amount equal to a borrowing base calculation that includes eligible accounts receivable, inventories and other non-capital assets.

The loan agreement modification on August 21, 2012 also provided for a ten-year term loan in the amount of $22,500,000 that requires equal monthly payments of $187,500 plus interest. In conjunction with the new term loan, to mitigate the variability of the interest rate risk, the company entered into an interest rate swap contract (the “interest rate swap”) on August 21, 2012 with Branch Banking and Trust Company. The interest rate swap is for an initial notional amount of $22,500,000 with a fixed interest rate of 3.74%, and runs for 10 years, expiring on August 21, 2022, which equates to the date of the term loan. The notional amount of the interest rate swap decreases as monthly principal payments are made. Although the swap is expected to effectively offset variable interest on the borrowings, hedge accounting will not be utilized. Therefore, changes in the fair value of the interest rate swap are being recorded in current assets or liabilities, as appropriate, with corresponding offsetting entries to other income (expense).

Pursuant to the loan agreement, the company pledged all of its tangible and intangible properties, including the acquired assets of Palmer. Covenants under the loan agreement include maintaining a certain Total Funded Debt to EBITDA ratio (as defined in the loan agreement), a minimum tangible net worth and total liabilities to tangible net worth ratio. The company is also limited to a maximum amount of capital expenditures per year, which is in line with the company’s currently projected needs. At June 29, 2013, the company was in compliance with all debt covenants.

In connection with the CRI acquisition, on August 1, 2013, the loan agreement was modified to provide for a new ten-year term loan in the amount of $4,033,250 that requires equal monthly payments of $23,659 plus interest through August 19, 2018 and $14,521 plus interest through August 19, 2023. The interest rate on the new term loan is LIBOR plus 2%. To mitigate the variability of the interest rate risk, the company has entered into an interest swap contract with Branch Banking and Trust Company for the life of the new term loan. In connection with the new loan, the company pledged the CRI Facility and all of the assets of CRI in favor of Branch Banking and Trust Company. As a result, all of the company’s tangible and intangible properties continue to be pledged to Branch Banking and Trust Company under the loan agreement.

Comparison of the Six Months Ended June 29, 2013 to Six Months Ended June 30, 2012

The company’s cash balance decreased $942,000 during the six months ended June 29, 2013 from $1,085,000 at the end of 2012 to $143,000 as of June 29, 2013. As a result of the company’s sales increasing 6% during the second quarter of 2013 compared to the fourth quarter 2012, with the majority of the second quarter sales occurring in June 2013, net accounts receivable resulted in a use of cash since it increased at June 29, 2013 by $5,203,000 from the 2012 year end. Net inventories increased $6,943,000 as of the end of the second quarter 2013 compared to the balance at December 29, 2012 in support of the Bechtel Corporation nuclear project and projected sales increases for both segments. The company generated cash during the first six months of 2013 as accounts payable increased $6,946,000 as of the end of the second quarter of 2013. Accrued expenses decreased or used $1,876,000 of cash as the 2012 management incentive bonuses were paid in February 2013 and some of the cash deposits received from our customers were utilized to offset their product shipments during the first six months of 2013. Capital expenditures for the first six months of 2013 were $3,062,000. These items contributed to the company borrowing $4,157,000, net, during the first six months of 2013, resulting in $44,024,000 of bank debt outstanding as of June 29, 2013.

Comparison of FY 2012 to FY 2011

Cash flows provided by operating activities during the fiscal year ended December 29, 2012 (“FY 2012”) totaled $1,635,000 and cash flows used in operating activities in the fiscal year ended December 31, 2011 (“FY 2011”) totaled $3,858,000, an improvement in cash flows of $5,493,000. Cash flows in 2012 were generated from net income totaling $7,634,000 before depreciation and amortization expense of $3,399,000. Since the company acquired Palmer on August 21, 2012, cash flows resulting from changes in operating assets and liabilities cannot be determined simply by subtracting 2012 balance sheet amounts from 2011 values. The net value of all assets and liabilities acquired are shown in the “Acquisition of Palmer of Texas” line in the investing activities section of the Consolidated Statements of Cash Flows in our 2012 10-K. Accordingly, these individual acquired balances represent beginning balances for Palmer cash flow purposes. Cash flows were adversely affected by a $1,422,000 increase in inventories in 2012, as year end balances increased, net of reserves, from $43,063,000 at the end of 2011 for historical Synalloy operations plus the $5,678,000 Palmer beginning balance to $50,163,000 at the end of 2012. Substantially all of the increase occurred in Synalloy Specialty Chemicals to support higher 2013 sales projections, including the additional defoamer sales to a current customer. Accounts payable also adversely affected cash flows by $4,152,000 in 2012 as there were significant inventory purchases in the fourth quarter of 2011 in Synalloy Metals which increased the 2011 year end accounts payable balance combined with lower nickel surcharges included in the 2012 year end accounts payable balance. Operating cash flows were also unfavorably affected by higher other assets and liabilities, net. A receivable from the former Palmer shareholders was established in December 2012 for $1,494,000 which resulted from the final working capital adjustment, uncollected accounts receivable and other items detailed in the stock purchase agreement relating to the Palmer acquisition. This receivable was settled in January 2013.

The company also used cash during 2012 for investing activities to fund capital expenditures of $4,740,000. Financing activities during 2012 generated $31,910,000 through net borrowings on long-term debt and the company paid a $0.25 dividend on December 10, 2012 which used $1,596,000.

Results of Operations

Comparison of the Six Months Ended June 29, 2013 to Six Months Ended June 30, 2012 – Consolidated

Consolidated net sales for the first six months of 2013 were $114,109,000, an increase of 21% from $94,250,000 for the same period in the prior year. Net income was $3,378,000 or $0.53 per share for the first six months of 2013, up 39% over net income of $2,427,000, or $0.38 per share for the first six months of 2012. Adjusted EBITDA was $9,205,000 for the first six months of 2013 or $1.43 per share compared with $7,457,000 or $1.17 per share for the first six months of 2012, which represents a year over year increase of 22%.

Comparison of FY 2012 to FY 2011 – Consolidated

For the fiscal year ended December 29, 2012, the company generated net income of $4,235,000, or $0.66 per share, on sales of $197,659,000, compared to net income of $5,797,000, or $0.91 per share, on sales of $170,575,000 in the prior year. Consolidated gross profit increased 4% to $21,928,000 in 2012, compared to $21,090,000 in 2011, and, as a percent of sales, decreased to 11% of sales in 2012 compared to 12% of sales in 2011. The increases in dollars and in percentage of sales were attributable to Synalloy Specialty Chemicals as discussed below. Consolidated selling, general and administrative expense for 2012 increased by $1,856,000 to $14,140,000 compared to $12,284,000 for 2011, and was 7% of sales for both 2012 and 2011. The dollar increase for 2012 when compared to 2011 resulted primarily from higher professional fees, travel and amortization connected with the Palmer acquisition, an increase in management performance-based incentives, higher sales commissions and increased salaries and wages. These costs were partially offset by a decrease in bad debt expense for Synalloy Specialty Chemicals. In addition, the company incurred $881,000 one-time acquisition costs associated with the Palmer acquisition in 2012.

Comparison of FY 2011 to FY 2010 – Consolidated

For the fiscal year ended December 31, 2011, the company generated net income of $5,797,000, or $0.91 per share, on sales of $170,575,000, compared to net income of $4,034,000, or $0.64 per share, on sales of $151,121,000 for the fiscal year ended January 1, 2011 (“FY 2010”).

Consolidated gross profit increased 33% to $21,090,000 in 2011, compared to $15,916,000 in 2010, and, as a percent of sales, increased to 12% of sales in 2011 compared to 11% of sales in 2010. The increases in amounts and in percentage of sales were attributable to Synalloy Metals as discussed in the Synalloy Metals Comparison of 2011 to 2010 below. Consolidated selling, general and administrative expense for 2011 increased by $2,560,000, compared to 2010, and was 7% of sales for 2011, up from 6% for 2010. The dollar increase for 2011 when compared to the same periods of 2010 resulted primarily from an $850,000 increase in bad debt expense for Synalloy Specialty Chemicals, an increase in management performance based incentives, the loss of outsourcing reimbursements and higher salaries and wages, employee benefits and contract labor.

Synalloy Metals

The following table summarizes operating results and backlogs for the periods indicated.

	Six Months Ended June 29, 2013		Six Months Ended June 30, 2012
(Dollars in thousands)	Amount	%	Amount	%
Net sales	$86,529	100.0%	$70,654	100.0%
Cost of goods sold	77,237	89.3%	64,094	90.7%

Gross profit	9,292	10.7%	6,560	9.3%
Selling, general and administrative expense	5,244	6.0%	3,528	5.0%

Operating income	$4,048	4.7%	$3,032	4.3%

Period-end backlogs – Piping systems	$25,621		$20,027

	FY 2012		FY 2011		FY 2010
(Dollars in thousands)	Amount	%	Amount	%	Amount	%
Net sales	$146,285	100.0%	$127,727	100.0%	$108,544	100.0%
Cost of goods sold	132,596	90.6%	112,445	88.0%	99,367	91.5%

Gross profit	13,689	9.4%	15,282	12.0%	9,177	8.5%
Selling, general and administrative expense	7,551	5.2%	6,029	4.7%	5,403	5.0%

Operating income	$6,138	4.2%	$9,253	7.3%	$3,774	3.5%

Year end backlogs – Piping systems	$19,254		$22,743		$25,300

Comparison of the Six Months Ended June 29, 2013 to Six Months Ended June 30, 2012 – Synalloy Metals

Net sales for the first six months of 2013 totaled $86,529,000, an increase of 22% from $70,654,000 for the same period last year. Operating income was $4,048,000 and $3,032,000 for the first six months of 2013 and 2012, respectively, an increase of $1,016,000 or 34%. The company completed its acquisition of Palmer on August 21, 2012, and excluding Palmer’s sales results, sales for the first six months of 2013 would have approximated prior year levels. A 2% decrease in unit volumes was completely offset by a 2% increase in average selling prices. For the first six months of 2013, the segment experienced commodity unit volumes increasing 6% while non-commodity unit volume decreased 14%. Selling prices for commodity pipe decreased

14% while selling prices for non-commodity pipe increased 22%. Shipments of carbon steel pipe associated with the Bechtel nuclear plant were strong in the first six months of 2013. The company classifies carbon steel pipe sales as non-commodity. Shipments of stainless steel pipe in the first six months of 2013 were constrained as distributors continued to monitor nickel prices and kept their large re-stocking buys on hold, while surcharges decreased each month. The segment remains focused on international sales efforts which show year-over-year growth. Special alloy bookings, backlog and shipments were also strong in the first six months of 2013. Fabrication bookings and sales have improved covering the full range of markets for pipe fabrication, with power, chemicals, petro-chemicals and mining showing considerable improvement.

Operating income, which increased $1,016,000 for the first six months of 2013 when compared to the same period of 2012, was impacted by the following factors:

•	Palmer was acquired on August 21, 2012. Its first six months results were included in the 2013 Synalloy Metals results while Palmer’s results were not included during the same period of the prior year.

•	Associated with the acquisition of Palmer, an intangible asset of $9,000,000 was recorded for the customer base acquired by the company. This asset is amortized on an accelerated basis, which resulted in an amortization charge of $765,000 for the first six months of 2013. This additional amortization, net of taxes, reduced first six months of 2013 earnings per share by $0.08 per share.

•	In the first six months of 2013, our gross profit was negatively affected by foreign imports. Stainless steel pipe received from Malaysia, Vietnam and Thailand entered the U.S. at selling prices below domestic raw material costs. These import prices forced BRISMET to lower its selling prices in order to maintain market share. As a result, BRISMET’s average selling prices in the first six months of 2013 were 16% below average selling prices in the first six months of 2012. Net sales were reduced by $8.9 million and operating profits were reduced by $2.7 million in the first six months of 2013 as compared to the first six months of 2012 as a result of the lower selling prices. On May 16, 2013, BRISMET, along with several other domestic manufacturers of stainless steel pipe, filed an anti-dumping petition with the U.S. Department of Commerce and the U.S. International Trade Commission alleging that welded stainless steel pipe imported from Malaysia, Vietnam and Thailand were being dumped in the U.S. market. On June 28, 2013, the USITC determined there was a reasonable indication that a U.S. industry was materially injured by reason of imports from these three countries. All six commissioners of the USITC hearing the petition voted in favor of the petitioners in the affirmative. Preliminary anti-dumping duty determinations are due in October 2013 and final determinations are due by mid-2014. If there is an affirmative determination, duty deposits would be required no later than the preliminary ruling date and could be retroactive 90 days earlier if the situation is merited. In July 2013, Malaysia substantially increased their imports into the U.S. market, most likely in response to the ruling from the USITC. In the past, this type of behavior has resulted in the USITC opting for retroactive duties. In July and August 2013, domestic manufacturers of stainless steel pipe, including BRISMET, implemented several price increases. As of the date of this prospectus supplement, BRISMET’S price increases have been accepted by our customers.

•	Declining nickel prices resulted in inventory losses for the first six months of 2013 and 2012 of $1,389,000 and $2,210,000, respectively. The impact to reported earnings was a favorable swing of approximately $0.09 per share for the first six months of 2013.

•	The fabrication units operating margins improved during the first six months of 2013 as a result of higher labor rate projects in our facilities.

Demand for manufactured pipe remains relatively strong, and the fabrication unit has begun to see an improvement in quote requests and orders. See “— Current Conditions and Outlook” below for further discussion.

Comparison of FY 2012 to FY 2011 – Synalloy Metals

Synalloy Metals’ sales increased 15% for 2012 as compared to 2011, primarily as a result of the addition of Palmer for 19 weeks in 2012 plus a 13% increase in unit volumes, partially offset by an 8% decrease in average selling prices. Gross profit for 2012 decreased 10% to $13,689,000, or 9% of sales, compared to the 2011 year end total of $15,282,000, or 12% of sales. The segment experienced operating income of $6,138,000, a decrease of 66%, for 2012, compared to $3,774,000 for 2011.

Excluding the effect of Palmer on 2012 sales, Synalloy Metals experienced a favorable product mix in 2012, with higher priced non-commodity unit volume increasing 29% while commodity unit volume increasing 4% over 2011. The favorable product mix also affected the fourth quarter shipments, with non-commodity unit volumes increasing 32% for the quarter while commodity unit volumes increasing 2% over 2011. Special alloy product shipments surpassed 2011 levels as a result of increased customer projects and distributor restocking. The improved unit volumes for the year and fourth quarter are also the result of increased market share in North America and strong increases in international sales.

Operating income for 2012 when compared to 2011 was impacted by the following four factors:

•	Palmer was acquired August 21, 2012 and accordingly, 19 weeks of its operations were included in 2012.

•	Associated with the acquisition of Palmer, an intangible asset of $9,000,000 was recognized, which represents the fair value of the customer base that was acquired by the company. This intangible asset will be amortized over a 15-year period using an accelerated amortization method. As a result of this transaction, 2012 includes $540,000 of amortization expense.

•	Declining nickel prices resulted in inventory losses in 2012 of approximately $4,645,000. For 2011, fluctuating nickel prices produced inventory losses of $1,637,000. As nickel prices decrease, selling prices are reduced accordingly, while material costs reflect the higher priced inventory.

•	In 2011, operating income for the fabrication unit of Synalloy Metals was favorably affected by higher unit selling prices associated with the completion of several large scale lump-sum jobs. The unit realized $4,659,000 of additional billings during 2011 from these completed jobs.

Selling, general and administrative expense increased $1,522,000, or 25% in 2012 when compared to 2011. This expense category was 5% of sales for both periods. The increase resulted from the inclusion of Palmer expenses for a portion of 2012, the amortization of Palmer’s intangible asset, an additional provision in 2012 for the collectability of accounts receivable, increased sales commissions, additional salaries and wages in 2012 and higher performance-based bonuses for select segment employees. These higher expense categories were partially offset by increased employee procurement expenses in 2011 as additional sales executives were hired for the fabrication product line.

Comparison of FY 2011 to FY 2010 – Synalloy Metals

Synalloy Metals’ sales increased 18% for 2011 as compared to 2010 primarily as a result of a 12% increase in average selling prices coupled with a 5% increase in unit volumes. Gross profit for 2011 increased 67% to $15,282,000, or 12% of sales, compared to the 2010 year end total of $9,177,000, or 9% of sales. The segment experienced operating income of $9,253,000, up 145%, for 2011 compared to $3,774,000 for 2010.

The segment experienced a favorable product mix in 2011 with higher priced non-commodity unit volume increasing 18% while commodity unit volume decreased 2% over 2010. Special alloy product shipments surpassed 2010 levels as a result of increased customer projects and distributor restocking. The improved unit volumes for 2011 were also the result of increased market share in North America and strong increases in international sales. Pipe manufacturing operating margins strengthened throughout 2011 due to the favorable product mix while fabrication margins were under pressure from underutilized capacity in the market. Operating income increased for the segment despite nickel prices falling for most of 2011. As nickel prices decreased, selling prices were reduced accordingly while material costs reflect the higher priced inventory. Although there is no way to precisely calculate the effect of price level changes on profits, the company estimates that for 2011 the segment experienced a negative effect of $1,637,000. Nickel prices rose in 2010, which resulted in an increase to operating income of $1,031,000 for 2010.

Selling, general and administrative expense increased $626,000, or 12% in 2011 when compared to 2010. This expense category was 5% of sales for both periods. The increase resulted from higher performance-based bonuses for select segment employees combined with increased salaries and wages and employee procurement expenses as additional sales executives were hired for the fabrication product line along with wage increases for senior level executives as their responsibilities expanded to include all of Synalloy Metals.

Synalloy Specialty Chemicals

The following tables summarize operating results for the periods indicated.

	Six Months Ended June 29, 2013		Six Months Ended June 30, 2012
(Dollars in thousands)	Amount	%	Amount	%
Net sales	$27,580	100.0%	$23,596	100.0%
Cost of goods sold	22,839	82.8%	19,803	83.9%

Gross profit	4,741	17.2%	3,793	16.1%
Selling, general and administrative expense	1,852	6.7%	1,588	6.7%

Operating income	$2,889	10.5%	$2,205	9.4%

	FY 2012		FY 2011		FY 2010
(Dollars in thousands)	Amount	%	Amount	%	Amount	%
Net sales	$51,374	100.0%	$42,848	100.0%	$42,577	100.0%
Cost of goods sold	43,134	84.0%	37,040	86.4%	35,838	84.2%

Gross profit	8,240	16.0%	5,808	13.6%	6,739	15.8%
Selling, general and administrative expense	3,397	6.6%	3,587	8.4%	2,779	6.5%

Operating income	$4,843	9.4%	$2,221	5.2%	$3,960	9.3%

Comparison of the Six Months Ended June 29, 2013 to Six Months Ended June 30, 2012 – Synalloy Specialty Chemicals

Net sales for Synalloy Specialty Chemicals for the first six months of 2013 were $27,580,000, which represented a 17% increase from $23,596,000 when compared to the same period of 2012. Overall selling prices decreased 10% in the first six months of 2013 when compared to 2012 due in part to a significant increase in usage of a lower cost raw material that is reflected in the selling price. Pounds sold increased 29% during the first six months of 2013 when compared to the same period for 2012. With the increase in pounds sold and produced, the additional production volume had a favorable effect on fixed operating costs per pound of product produced. Operating income for the first six months of 2013 and 2012 was $2,889,000 and $2,205,000, respectively, an increase of 31%. This increase resulted from the segment increasing contract or tolling sales and strengthening sales to direct customers. The segment continues to focus on changing the product mix to higher-priced/higher-margin products and controlling operating and support costs. The additional defoamer sales to Ashland, Inc., which began in the third quarter of 2012 and as described in our previous SEC filings, contributed to the increase in operating results for this segment.

Comparison of FY 2012 to FY 2011 – Synalloy Specialty Chemicals

Sales for Synalloy Specialty Chemicals increased 20% for 2012, ending the year at $51,374,000 compared to $42,848,000 in 2011. Pounds shipped for the year were 18% higher than the prior year. The sales increase resulted mainly from the addition of additional defoamer production for a global chemical manufacturer which began in late May 2012 and reached targeted production levels during the third quarter of 2012. Gross profit for the year was $8,240,000, up 42% from the prior year amount of $5,808,000. As a percent of sales, 2012 gross profit was 16% of sales and 2011 gross profit was 14% of sales. Gross profit increased in 2012 as a result of higher facility utilization associated with the additional defoamer production combined with the ability to pass along raw material price increases to our customers. Operating income for 2012 increased 118% from the prior year. Operating income for 2012 was $4,843,000, or 9% of sales, while 2011 recorded $2,221,000, or 5% of sales. During December 2011, the segment recorded an $817,000 charge to reserve for the potential uncollectable receivable balances relating to four customers. The bulk of the charge was for a customer who experienced financial difficulty during the last half of 2011. Management attempted to develop a long-term payment strategy for the customer but was never able to develop a plan suitable to both parties.

Selling, general and administrative expense decreased $190,000 or 5% in 2012 when compared to 2011, and decreased to 7% of sales in 2012 compared to 8% in 2011. The increase in the reserve for potential uncollectable receivables in December 2011, as explained in the prior paragraph, was partially offset by higher sales commissions in 2012.

Comparison of FY 2011 to FY 2010 – Synalloy Specialty Chemicals

Sales for Synalloy Specialty Chemicals increased 1% for 2011, ending the year at $42,848,000 compared to $42,577,000 in 2010. Pounds shipped for the year were 11% lower than the prior year. The segment experienced a favorable product mix during 2011, with increased sales of higher priced products combined with a slightly higher selling price as the segment passed along a portion of its raw material cost increases to its customers. Gross profit for 2011 was $5,808,000, down 14% from the prior year amount of $6,739,000. As a percent of sales, 2011 gross profit was 14% of sales and 2010 gross profit was 16% of sales. The reduction in gross profit for the year resulted from increased raw material costs and the segment’s desire to maintain/increase market share by not passing on all of the increased costs to its customers. Operating income for 2011 decreased 44% from the prior year. Operating income for 2011 was $2,221,000, or 5% of sales, while 2010 recorded $3,960,000, or 9% of sales. During December 2011, the segment recorded an $817,000 charge to reserve for the potential uncollectable receivable balances relating to four customers as described above.

Selling, general and administrative expense increased $808,000 or 29% in 2011 when compared to 2010, and increased to 8% of sales in 2011 compared to 7% in 2010. The increase in the reserve for potential uncollectable receivables in December 2011, as explained above, resulted in the entire increase.

Unallocated Income and Expense

Comparison of the Six Months Ended June 29, 2013 to Six Months Ended June 30, 2012 – Corporate

Corporate expenses for the first six months of 2013 were $1,703,000, or 1.5% of sales, compared to $1,580,000, or 1.7% of sales for the first six months of 2012. Additional costs were incurred in 2013 as the company strengthened its information technology support team (wages and travel), improved its SEC reporting software functionality, recorded additional stock option compensation expense and incurred additional professional fees associated with the Palmer acquisition. These increased costs were partially offset by lower incentive based bonuses in 2013.

Interest expense for the first six months of 2013 increased $622,000 to $714,000 compared $92,000 for the same period of 2012. Higher interest expense resulted from the additional borrowings associated with the purchase of Palmer in August 2012. Also, as a result of increasing interest rates during 2013, the fair value of the interest rate swap contract improved, and the company increased other income by $633,000 during the first six months of 2013 to record the change in its fair value.

Other income of $135,000 for the first six months of 2012 was on account of life insurance proceeds received in excess of its cash surrender value for a former officer of the company.

Comparison of FY 2012 to FY 2011 – Corporate

Corporate expenses for 2012 were $3,193,000, or 2% of sales, compared to $2,668,000, or 2% of sales for 2011. This represents an increase of $525,000 or 20% over 2011. Directly as a result of the Palmer acquisition, the company incurred higher corporate costs in 2012 for professional fees, travel and non-income related taxes and licenses of approximately $262,000.

The company also incurred $881,000 of Palmer non-recurring acquisition costs during 2012. These expenditures include $355,000 for professional audit fees associated with due diligence, preparation and audit of historical financial statements and intangible asset identification and valuation, $337,000 related to bank fees associated with the interest rate swap agreement, $93,000 of legal fees, $25,000 of travel costs and other various charges of $71,000.

Comparison of FY 2011 to FY 2010 – Corporate

Corporate expenses for 2011 were $2,668,000 or 2% of sales, compared to $1,541,000 or 1% of sales for 2010. This represents an increase of $1,127,000 or 73%. The most significant contributor to the increase was higher performance based bonuses for select corporate employees, which increased $622,000 during 2011 compared to 2010. The company also experienced higher stock option compensation costs and consulting fees, partially offset by lower professional fees. During the second quarter of 2011, the company relocated its corporate office and the company was no longer able to provide administrative services to the Spartanburg manufacturing facility which the company sold in 2009. This resulted in the loss of reimbursement for the costs of providing these functions to the buyer of this facility during 2011 along with higher office rent expense.

Contractual Obligations and Other Commitments

As of December 29, 2012, the company’s contractual obligations and other commitments were as follows:

(In thousands)		Payment Obligations for the Year Ended
	Total	2013	2014	2015	2016	2017	Thereafter
Obligations:
Line of credit	$18,061	$—	$—	$18,061	$—	$—	$—
Term loan (1)	21,750	2,250	2,250	2,250	2,250	2,250	10,500
Vehicle loan	56	24	24	8	—	—	—
Interest payments (1)	4,940	1,171	1,087	803	519	435	925
Contingent consideration	8,500	2,500	2,500	3,500	—	—	—
Operating leases	1,011	370	301	193	98	49	—
Deferred compensation	456	71	71	71	21	21	201

Total	$54,774	$6,386	$6,233	$24,886	$2,888	$2,755	$11,626

(1)	The interest rate swap contract in effect for the term loan was used in determining interest payment obligations.

Current Conditions and Outlook

Synalloy Metals’ business is highly dependent on its customers’ capital expenditures. We are seeing improvements in this area in 2013 with increased quoting activity, new project start-ups and “on hold” projects being released for completion. Shipments for the Bechtel Corporation nuclear job, as described in our previous SEC filings, were strong in the second quarter of 2013. Sales on the Bechtel Corporation project are expected to remain favorable throughout the third quarter of 2013 with the project being completed early in the fourth quarter. Synalloy Metals also is experiencing an upward trend on the level of inquiries, especially from the chemical industry. Profit margins on new project activity are better than we experienced in the fourth quarter 2012 and first quarter 2013. Stainless steel surcharges, which affect our cost of raw materials, declined steadily from March to September 2012 (approximately 26%). In the fourth quarter of 2012, surcharges were basically steady. For the first quarter of 2013, surcharges increased by approximately 10%, but declined in the second quarter of 2013 by 18%. Nickel prices were essentially flat from June 30, 2013 to August 31, 2013. The declining and relatively unstable nickel prices continue to hold back sales as distributors are waiting for the prices to level out for a significant period before placing large restocking orders. Our inventory gains and losses are determined by a number of factors, including sales mix and the holding period of particular products. As a consequence, there may not be a direct correlation between the direction of stainless steel surcharges and inventory profits or losses at a particular point in time. Our experience has been that over the course of a business cycle, this volatility has tended towards zero. We believe we are the largest and most capable domestic producer of non-commodity stainless steel pipe and an effective producer of commodity stainless steel pipe, which should serve us well in the long run. Our market position remains strong in the commodity pipe market and we are experiencing an upswing in special alloy demand. International quoting activity for our stainless steel pipe remains strong, especially for Canadian oil sands projects. Quoting activity has increased in Europe, Middle East and Asia, which follows our marketing development strategies. We also continue to be optimistic about the fabrication business for the foreseeable future. Management anticipates continued strong sales of fiberglass and steel tanks as oil drilling continues to grow in the Permian Basin and Eagle Ford Shale areas of Texas. During the remainder of 2013, we will continue to focus on gaining production efficiencies and eliminating bottlenecks at Palmer to increase tank production.

The pipe fabrication backlog has increased during 2013 as the volume of quote activity has strengthened, with many projects utilizing special alloy pipe. Approximately 64% of fabrication’s current backlog comes from chemical projects and an additional 24% is from water/wastewater projects. Total fabrication backlog was $25,621,000 at June 29, 2013, $19,254,000 at December 29, 2012 and $20,027,000 at June 30, 2012. Total fabrication backlog has increased to approximately $63,000,000 at August 31, 2013.

Synalloy Specialty Chemicals’ sales are expected to continue to show improvement into the third quarter of 2013 when compared to the prior year. Sales of the defoamer product line for applications in the water and paint industries achieved targeted levels in the third quarter of 2012 and therefore the large year-over-year sales increases that Synalloy Specialty Chemicals experienced over the past several quarters are expected to tighten. The company anticipates that sales levels will continue to improve throughout the remainder of 2013 as the result of aggressive product pricing, increased growth in sales to direct customers and identifying new sales opportunities for product offerings that have available production capacity. Management expects operating margins to hold steady at current levels in spite of the anticipation of raw material price increases over the next quarter.

At the end of August 2013, Palmer completed a physical inventory that resulted in a $657,000 write-down, which will reduce Palmer’s operating results for the third quarter of 2013. Taking this inventory loss into consideration, management reviewed Palmer’s material costs and gross margin for the first six months of 2013 and noted that it was nearly identical to Palmer’s performance during the 19 weeks Synalloy owned Palmer in 2012.

As a result of the CRI acquisition, we expect to have a bargain purchase accounting gain of $1.58 million during the third quarter of 2013, as the fair value of net assets acquired exceed the purchase price.

Non-GAAP Financial Information

Statements included in this report include non-GAAP measures and should be read along with the accompanying tables which provide a reconciliation of non-GAAP measures to GAAP measures. Adjusted EBITDA is a non-GAAP measure and excludes interest, change in fair value of interest rate swap, income taxes, depreciation and amortization expenses, inventory profits and losses, and acquisition costs from net income. Management believes that these non-GAAP measures provide additional useful information to allow readers to compare the financial results between periods. Non-GAAP measures should not be considered as an alternative to any measure of performance or financial condition as promulgated under GAAP, and investors should consider the company’s performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the company. Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the company’s results or financial condition as reported under GAAP.

Reconciliation of Net Income to Adjusted EBITDA

	Six Months Ended		Fiscal Years Ended
	June 29, 2013	June 30, 2012	December 29, 2012	December 31, 2011	January 1, 2011
Net Income	$3,378,000	$2,427,000	$4,235,000	$5,797,000	$4,034,000
Adjustments:
Interest Expense	714,000	92,000	601,000	141,000	54,000
Change in Fair Value of Interest Rate Swap	(633,000)	—	114,000	—	—
Tax Provision	1,775,000	1,273,000	2,106,000	2,953,000	2,116,000
Depreciation	1,735,000	1,413,000	2,832,000	2,632,000	2,632,000
Amortization	796,000	13,000	568,000	27,000	11,000
Inventory Loss (Gain)	1,389,000	2,210,000	4,645,000	1,594,000	(1,031,000)
Acquisition Costs	51,000	29,000	881,000	—	—

Adjusted EBITDA	$9,205,000	$7,457,000	$15,982,000	$13,144,000	$7,816,000

Adjusted EBITDA per share, diluted	$1.43	$1.17	$2.51	$2.07	$1.24

	Six Months Ended		Fiscal Years Ended
	June 29, 2013	June 30, 2012	December 29, 2012	December 31, 2011	January 1, 2011
Synalloy Metals
Net Income	$3,962,000	$3,032,000	$6,094,000	$9,338,000	$3,774,000
Adjustments:
Interest Expense	—	—	—	—	—
Change in Fair Value of Interest Rate Swap	—	—	—	—	—
Tax Provision	—	—	—	—	—
Depreciation	1,384,000	1,125,000	2,236,000	2,073,000	2,067,000
Amortization	765,000	—	540,000	—	—
Inventory Loss (Gain)	1,389,000	2,210,000	4,645,000	1,594,000	(1,031,000)
Acquisition Costs	—	—	—	—	—

Adjusted EBITDA	$7,500,000	$6,367,000	$13,515,000	$13,005,000	$4,810,000

Synalloy Specialty Chemicals
Net Income	$2,889,000	$2,205,000	$4,843,000	$2,221,000	$3,960,000
Adjustments:
Interest Expense	—	—	—	—	—
Change in Fair Value of Interest Rate Swap	—	—	—	—	—
Tax Provision	—	—	—	—	—
Depreciation	265,000	209,000	435,000	419,000	416,000
Amortization	9,000	—	—	—	—
Inventory Loss (Gain)	—	—	—	—	—
Acquisition Costs	—	—	—	—	—

Adjusted EBITDA	$3,163,000	$2,414,000	$5,278,000	$2,640,000	$4,376,000

Unallocated Corporate
Net Income	$(3,473,000)	$(2,810,000)	$(6,702,000)	$(5,762,000)	$(3,700,000)
Adjustments:
Interest Expense	14,000	92,000	601,000	141,000	54,000
Change in Fair Value of Interest Rate Swap	(633,000)	—	114,000	—	—
Tax Provision	1,775,000	1,273,000	2,106,000	2,953,000	2,116,000
Depreciation	86,000	79,000	161,000	140,000	149,000
Amortization	22,000	13,000	28,000	27,000	11,000
Inventory Loss (Gain)	—	—	—	—	—
Acquisition Costs	51,000	29,000	881,000	—	—

Adjusted EBITDA	$(1,458,000)	$(1,324,000)	$(2,811,000)	$(2,501,000)	$(1,370,000)

BUSINESS

General

Synalloy Corporation is a growth oriented company engaging in a number of diverse industrial businesses. The company currently operates in two segments: metals and specialty chemicals. Synalloy Metals manufactures pipe and fabricates piping systems from stainless steel, carbon, chrome and other specialty alloys. It also manufactures fiberglass and steel liquid storage tanks and separation equipment. The principal markets for Synalloy Metals include the energy, chemical, petrochemical, mining, power generation (including nuclear), LNG and liquefaction, water and waste water treatment, and pulp and paper industries. Synalloy Specialty Chemicals produces specialty chemicals principally for the paper, mining, agriculture, textile, paint, petroleum and chemical industries.

The company is a Delaware corporation that was incorporated in 1958 as the successor to a chemical manufacturing business founded in 1945. The name of the company was changed on July 31, 1967 from Blackman Uhler Industries, Inc. to its current name. On June 3, 1988, the company’s state of incorporation was changed from South Carolina to Delaware.

In August 2012, Synalloy acquired Lee-Var, Inc. d/b/a Palmer of Texas, a leading manufacturer of liquid storage solutions and separation equipment for the petroleum, municipal water, wastewater, chemical and food industries. Our operations through Palmer are primarily focused on providing fiberglass and steel tanks to the oil industry.

On August 9, 2013, Synalloy acquired the CRI Facility, which was constructed in 1994 specifically for the chemical business of Color Resources, LLC, a high quality toll manufacturer that provided outside manufacturing resources to large global chemical companies with multiple business units and/or medium size chemical companies with focused market segments. In a separate transaction on August 26, 2013, Synalloy, through CRI, acquired the assets of Color Resources used to operate its business and assumed certain operating liabilities of Color Resources. In connection with the CRI acquisition, on August 1, 2013, the loan agreement was modified to provide for a new ten-year term loan in the amount of $4,033,250 that requires equal monthly payments of $23,659 plus interest through August 19, 2018 and $14,521 plus interest through August 19, 2023. The interest rate on the new term loan is LIBOR plus 2%. To mitigate the variability of the interest rate risk, the company has entered into an interest rate swap contract with Branch Banking and Trust Company for the life of the new term loan. In connection with the new loan, the company pledged the CRI Facility and all of the assets of CRI in favor of Branch Banking and Trust Company. As a result, all of the company’s tangible and intangible properties continue to be pledged to Branch Banking and Trust Company under the loan agreement.

Our principal executive offices are located at 775 Spartan Boulevard, Suite 102, Spartanburg, South Carolina, and our telephone number is (864) 585-3605. Our Internet address is www.synalloy.com. We are not incorporating the information on our web site into this prospectus supplement and the accompanying prospectus, and the information on the web site is not included in, nor is it a part of, this prospectus supplement or the accompanying prospectus.

Operating Segments

Synalloy Metals – Synalloy Metals is comprised of three wholly-owned subsidiaries: Synalloy Metals, Inc., which owns 100% of Bristol, located in Bristol, Tennessee; Ram-Fab, located in Crossett, Arkansas; and Palmer, located in Andrews, Texas.

Under Bristol, BRISMET manufactures welded pipe, primarily from stainless steel, but also from other corrosion-resistant metals. The pipe is produced in diameters ranging from one-half inch to 120 inches and with wall thicknesses of up to one and one-half inches. Our 18-inch and smaller diameter pipe is made on equipment that forms and welds the pipe in a continuous process. BRISMET pipe products larger than 18 inches in diameter are formed on presses or rolls and welded on batch welding equipment. While pipe products are normally produced in standard 20-foot lengths, BRISMET’s unique capabilities enable it to produce long-length pipe without circumferential welds, which can reduce installation costs for our customers. Lengths up to 60 feet can be produced in sizes up to 16 inches in diameter. In larger sizes, BRISMET has a unique ability among domestic producers to make 48-foot lengths in diameters up to 36 inches. Over the past six years, Bristol has made substantial capital improvements to both BRISMET and BristolFab, expanding and improving capabilities to service markets requiring large diameter pipe and specialty alloy pipe such as water and waste water treatment, LNG and scrubber applications for the power industry. These improvements include expanding its x-ray facilities which allows simultaneous use of real time and film examination; updating material handling equipment; expanding capabilities for forming large pipe on existing batch equipment, giving BRISMET the capability to produce 36-inch diameter pipe in 48-foot lengths with wall thicknesses of up to one inch; adding a shear that has the capacity of shearing stainless steel plate up to one-inch thick; completing plant expansions that allow the manufacture of pipe up to 42 inches in diameter, utilizing more readily available raw materials at lower costs, provide additional manufacturing capacity and improved product handling and additional space for planned equipment additions; and installing automated hydro-testing equipment for pipe up to 72 inches in diameter. During 2012, BRISMET also added equipment to manufacture carbon steel pipe to supply the needs of a nuclear project which it was awarded earlier in 2012.

A portion of the pipes we produce is further processed into piping systems that conform to engineered drawings furnished by our customers. This allows the customer to take advantage of the high quality fabrication efficiencies of BristolFab and Ram-Fab (operating jointly as “Synalloy Fabrication”) rather than performing all of the welding at the construction site. Both BristolFab and Ram-Fab fabricate carbon, stainless steel and chrome alloy pipe. Stainless steel requirements are primarily produced from pipe manufactured by BRISMET. Ram-Fab, which was purchased by the company in 2009, was established over 20 years ago in Crossett, Arkansas. Synalloy Fabrication serves a broad range of customers, both domestic and international. These customers include chemical plants, mining operations, refineries, power plants, pulp and paper plants and water and waste water facilities. BristolFab uses union labor, while Ram-Fab is non-union. Synalloy Fabrication is poised to take advantage of the anticipated increase in infrastructure spending as a result of historically low natural gas prices.

Palmer is an International Organization for Standardization (“ISO”) 9001 certified manufacturer of fiberglass and steel tanks for the oil and gas, waste water treatment and municipal water industries. Based in Andrews, Texas, Palmer is ideally located in the Permian Basin, which is the heart of oil and gas production territory. Palmer produces made-to-order fiberglass tanks, utilizing a variety of custom mandrels and application specific materials. These fiberglass tanks range from two feet to 30 feet in diameter at various heights. The majority of the tanks are used for oil field waste water capture, which is an integral part of the environmental regulatory compliance requirements for the drilling process. Each fiberglass tank is manufactured to American Petroleum Institute Q1 standards to ensure product quality. In 2007, Palmer began investing in a dedicated steel tank production facility. Over the past four years, Palmer has built an integrated production facility housing enclosed steel preparation, computer assisted plasma cutting table, automated submerged arc welding, blasting, painting and drying buildings. The upgraded Palmer facility enables efficient, environmentally compliant steel production with designed-in expansion capability to support future growth. Finished steel tanks range in size from 50 to 10,000 barrels and are used to store extracted oil.

In order to establish stronger business relationships, Synalloy Metals uses only a few raw material suppliers. During the six months ended June 29, 2013, six suppliers furnished approximately 73% of our total dollar purchases of raw materials, with two suppliers providing 23% and 20%, respectively. During the year ended December 29, 2012, four suppliers furnished about 79% of total dollar purchases of raw materials, with two suppliers furnishing 34% and 30% of the material purchases. However, the company does not believe that the loss of any of these suppliers would have a materially adverse effect on the company as raw materials are readily available from a number of different sources, and the company anticipates no difficulties in fulfilling the raw materials requirements for Synalloy Metals.

Synalloy Metals’ stainless steel products are used principally by customers requiring materials that are corrosion-resistant or suitable for high-purity processes. The largest users of such products are the chemical, petrochemical, pulp and paper, waste water treatment and LNG industries, with some other important industry users being mining, power generation (including nuclear), water treatment, brewery, food processing, petroleum, pharmaceutical and alternative fuels. The segment’s carbon and chrome alloy products are used primarily in the power generation and chemical industries.

Synalloy Specialty Chemicals – Synalloy Specialty Chemicals consists of the company’s wholly-owned subsidiary Manufacturers Soap and Chemical Company and CRI. MS&C owns 100% of Manufacturers Chemicals, LLC which is located in Cleveland, Tennessee and Dalton, Georgia and is fully licensed for chemical manufacture. The segment produces specialty chemicals for the carpet, chemical, paper, metals, mining, agricultural, fiber, paint, textile, automotive, petroleum, cosmetics, mattress, furniture, janitorial and other industries.

MC, which was purchased by the company in 1996, produces over 1,100 specialty formulations and intermediates for use in a wide variety of applications and industries. MC’s primary product lines include defoamers, surfactants and lubricating agents. Over 20 years ago, MC began diversifying its marketing efforts and expanding beyond traditional textile chemical markets. These three fundamental product lines are utilized in a diverse number of industries. As a result, MC’s customer list has grown to include end users and chemical companies that supply paper, metal working, surface coatings, water treatment, paint, mining and janitorial applications.

MC’s capabilities also include the sulfation of fats and oils. These products are used in a wide variety of applications and represent a renewable resource as attractive alternatives to more expensive and non-renewable product derivatives. At its Dalton, Georgia facility, MC stores and ships chemicals and specialty chemicals manufactured in MC’s Cleveland plant to the carpet and rug market.

MC’s strategy has been to focus on industries and markets that have good prospects for sustainability in the United States, based on global trends. MC’s marketing strategy relies on sales to end users through its own sales force, but it also sells chemical intermediates to other chemical companies and distributors. MC also has close working relationships with a significant number of major chemical companies that outsource their production for regional manufacture and distribution to companies like MC. MC has been ISO registered since 1995.

CRI, which acquired the assets of Color Resources in August 2013 along with a related facility, is located in Fountain Inn, South Carolina. The company plans to significantly enhance services offered to CRI customers with the capabilities of MC. Also, with MC’s growth in recent years, the need to build or acquire additional production capacity was a key initiative in the business plan for Synalloy Specialty Chemicals. The CRI Facility covers 135,000 square feet and provides manufacturing, warehousing, laboratory and office space. Synalloy plans to invest approximately $3.5 million in this facility over the next 18 months, adding a plant-wide hot oil system, reactor vessels and other support equipment. This will provide CRI with similar production capabilities as are currently in place at MC’s Cleveland, Tennessee plant.

Synalloy Specialty Chemicals maintains two laboratories for applied research and quality control, which are staffed by a total of nine employees.

Most raw materials used by the segment are generally available from numerous independent suppliers and, during the year ended December 29, 2012 and the six months ended June 29, 2013, approximately 52% and 50% of total purchases are from our top eight suppliers. Although some raw material needs are met by a sole supplier or only a few suppliers, the company anticipates no difficulties in fulfilling the raw material requirements for Synalloy Specialty Chemicals.

Sales and Distribution

Synalloy Metals – Synalloy Metals utilizes separate sales organizations for its different product groups. Stainless steel pipe is sold nationwide under the BRISMET trade name through authorized stocking distributors at warehouse locations throughout the United States. In addition, large quantity orders are shipped directly from BRISMET’s plant to end-user customers. The individuals responsible for generating sales and providing service to the distributors and end-user customers include BRISMET’s president, three outside sales employees, 10 independent manufacturers’ representatives and 10 inside sales employees. Synalloy Metals has one domestic customer that accounted for approximately 11% of the segment’s revenues in the first six months of 2013. A different domestic customer accounted for 10% and 11% of the segment’s revenues in 2011 and 2010, respectively. No customer accounted for more than 10% of the segment’s revenues for 2012. The loss of these customer’s revenues would have an adverse effect on both Synalloy Metals and the company.

Fabrication systems are sold nationwide under the Synalloy Fabrication, BristolFab, Bristol Piping Systems and Ram-Fab trade names by the division general manager and three outside sales employees. Synalloy Fabrication also uses seven independent manufacturers’ representatives to reach and expand their customer base. Fabrication systems are marketed to engineering firms and construction companies or directly to project owners. Orders are normally received as a result of competitive bids submitted in response to inquiries and bid proposals.

Palmer’s sales efforts are led by the vice president of sales and marketing and a technical sales manager. Customer feedback and in-field experience help generate product enhancements and new product development.

Synalloy Specialty Chemicals – The products of Synalloy Specialty Chemicals are sold directly to various industries nationwide by six full-time outside sales employees and 12 manufacturers’ representatives. Synalloy Specialty Chemicals has one domestic customer that accounted for approximately 28% of the segment’s revenues in 2012 and 24% in 2011 and 2010. During the six months ended June 29, 2013, such customer accounted for approximately 34% of Synalloy Specialty Chemicals’ revenues. However, this customer is a large global company, and the purchases by this customer are derived from several different business units that operate autonomously from each other. Even so, loss of this customer’s revenues would have a material adverse effect on both Synalloy Specialty Chemicals and the company.

Competition

Synalloy Metals – Welded stainless steel pipe is the largest sales volume product of Synalloy Metals. Although information is not publicly available regarding the sales of most other producers of welded stainless steel pipe, management believes that the company is one of the largest domestic producers of such pipe. The market for this product is highly competitive with seven known domestic producers and imports from many different countries. The largest sales volume among the non-commodity specialized products comes from fabricating stainless, nickel alloys, chrome alloys and carbon piping systems. Management believes the company is one of the largest producers of such systems. There is also significant competition in the piping systems’ markets with more than a dozen known domestic suppliers with similar capabilities as BristolFab and Ram-Fab, along with many other smaller suppliers. Due to the size of the tanks produced and shipped to its customers, the majority of Palmer’s products are sold within a 300 mile radius from its plant in Andrews, Texas. There are currently eight tank producers, with similar capabilities, servicing that same area.

Synalloy Specialty Chemicals – The company is the sole producer of certain specialty chemicals manufactured for other companies under processing agreements, and it also produces a number of proprietary specialty chemicals. The company’s sales of specialty products are insignificant compared to the overall market for specialty chemicals. The market for most of the segment’s products is highly competitive and many of our competitors have substantially greater resources than we do.

Environmental Matters

Environmental expenditures that relate to an existing condition caused by past operations, and which do not contribute to future revenue generation, are expensed by the company. Liabilities are recorded when environmental assessments and/or cleanups are probable and the costs of these assessments and/or cleanups can be reasonably estimated. Changes to laws and environmental issues, including climate change, are made or proposed with some frequency and some of the proposals, if adopted, might directly or indirectly result in a material reduction in the operating results of one or more of our operating units. Given all of the unknowns and uncertainties, it is not possible to quantify such risks.

Research and Development Activities

During the six months ended June 29, 2013, the company spent approximately $290,000 on research and development activities that were expensed in Synalloy Specialty Chemicals. The company spent approximately $612,000 in 2012, $352,000 in 2011 and $392,000 in 2010 on such research and development activities. Four individuals, all of whom are graduate chemists, are currently engaged by this segment primarily in research and development of new products and processes, the improvement of existing products and processes, and the development of new applications for existing products.

Seasonal Nature of the Business

With the exception of Palmer, the company’s businesses and products are generally not subject to any seasonal impact that results in significant variations in revenues from one quarter to another. Palmer’s fourth quarter revenue and profit can be as much as 25% below the other three quarters due to vacation schedules for customer field crews working at the drill sites.

Backlogs

Synalloy Specialty Chemicals operates primarily on the basis of delivering products soon after orders are received. Accordingly, backlogs are not a factor in Synalloy Specialty Chemicals’ business. While we track backlogs for BRISMET and Palmer, their orders are generally completed and shipped in less than 90 days. However, backlogs are very important to Synalloy Fabrication because their products are produced only after orders are received, generally as the result of competitive bidding. Order backlogs for these products were $25,600,000 at June 29, 2013. Approximately 75% of the backlog should be completed during the remainder of 2013 and 100% of the backlog should be completed within 12 months of June 29, 2013. The backlog for Synalloy Fabrication as of August 31, 2013 was approximately $63,000,000, the highest in over a decade. Backlog orders totaled $19,300,000, $22,700,000 and $25,300,000 at the end of 2012, 2011 and 2010, respectively.

Employee Relations

At June 29, 2013, Synalloy had 609 full-time employees. We consider relations with our employees to be satisfactory. The number of employees of the company represented by unions, all located at the Bristol, Tennessee facility, is 247, or 41% of the aggregate number of company employees. The employees at our Bristol, Tennessee facility are represented by two local unions affiliated with the AFL-CIO and one local union affiliated with the Teamsters Union. Collective bargaining contracts for the three unions will expire in January 2015, February 2014 and March 2015.

Properties

The company’s primary plants and facilities are listed below, all of which are in adequate condition for their current usage. We believe that all of the company’s plants and facilities are adequately insured. The buildings are of various types of construction including brick, steel, concrete, concrete block and sheet metal. All of our operations have adequate transportation facilities for both raw materials and finished products. The company owns all of the plants and facilities listed below, except for the warehouse facilities located in Dalton, Georgia, and the corporate offices located in Spartanburg, South Carolina and Glen Allen, Virginia.

Location	Principal Operations	Building Square Feet	Land Acres
Bristol, TN	Manufacturing stainless steel pipe and stainless steel piping systems	275,000	73.1
Fountain Inn, SC	Chemical manufacturing and warehousing facilities (1)	135,477	16.9
Crossett, AR	Manufacturing carbon and chrome alloy piping systems	133,000	19.8
Cleveland, TN	Chemical manufacturing and warehousing facilities	118,000	10.5
Andrews, TX	Manufacturing liquid storage solutions an separation equipment	109,432	19.6
Dalton, GA	Warehouse facilities (2)	32,000	2.0
Spartanburg, SC	Corporate headquarters (1) (2)	6,840	—
Glen Allen, VA	Office space for Corporate employees (2)	2,869	—
Augusta, GA	Chemical manufacturing (3)	—	46.0

(1)	The company intends to move its corporate headquarters, currently located in Spartansburg, South Carolina, to the CRI Facility in Fountain Inn, South Carolina before the end of the first quarter of 2014.
(2)	Leased facility.
(3)	Plant was closed in 2001 and all structures and manufacturing equipment have been removed.

Legal Proceedings

It is not unusual for us and our subsidiaries to be involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of business involving, among other things, product liability, commercial, employment, workers’ compensation, intellectual property claims and environmental matters. We establish reserves in a manner that is consistent with accounting principles generally accepted in the United States for costs associated with such matters when a liability is probable and those costs are capable of being reasonably estimated. We cannot predict with any certainty the outcome of these unresolved legal actions or the range of possible loss or recovery. Based on current information, however, we believe that the eventual outcome of these unresolved legal actions, either individually or in the aggregate, will not have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Board of Directors

Our Certificate of Incorporation provides that our Board of Directors consist of not less than three nor more than 15 individuals. Upon recommendation of the Nominating/Corporate Governance Committee, the Board of Directors has fixed the number of directors constituting the full Board at six members. Our Board is not classified and directors are elected by our shareholders on an annual basis to serve for one-year terms.

The following sets forth the names of our directors, their ages, the years in which they were first elected directors and a brief description of their principal occupations and business experience during the past five years, as of the date of this prospectus supplement. No director of Synalloy has served on the board of any other publicly-traded company during the past five years.

Craig C. Bram, age 54

Mr. Bram became President, Chief Executive Officer and a director of Synalloy on January 24, 2011. From 2004 until September 24, 2010, he served as a director of the company (he was not a director from September 24, 2010 to January 23, 2011). He was the founder and has been President of Horizon Capital Management, Inc., an investment advisory firm located in Richmond, Virginia since 1995. Mr. Bram was the Chief Executive Officer of Bizport, Ltd., a document management company in Richmond, Virginia, from 2002 through 2010. Early in his career, Mr. Bram worked for Reynolds Metals Company in logistics and sales and marketing capacities. Mr. Bram serves on the Executive Committee.

Anthony A. Callander, age 66

Mr. Callander has been a director of Synalloy since 2012. Mr. Callander was appointed Upstate Managing Director by The Hobbs Group, a certified public accounting firm in Columbia, South Carolina, effective January 2012. He retired from Ernst & Young, LLP in 2008 after 36 years in their Columbia and Greenville, South Carolina and Atlanta, Georgia offices. He served as a Partner in the firm’s audit and assurance practice and in various other roles including Office Managing Partner of the Columbia and Greenville offices, and leading the Southeast manufacturing industry group. He is an active entrepreneur with direct business interest in several Zaxby’s franchise restaurants. Mr. Callander serves on the Audit and Nominating/Corporate Governance Committees.

Henry L. Guy, age 45

Mr. Guy has been a director of Synalloy since 2011. Mr. Guy is the President and Chief Executive Officer of Modern Holdings Incorporated, a diversified holding company with investments primarily in the telecommunications, media, healthcare and energy industries based in Summit, New Jersey and Sundbyberg, Sweden. Mr. Guy joined Modern Holdings Incorporated in 2002 and has led investments in over 30 of their subsidiaries. He is also a Managing Director of Anima Regni Partners, a private single family investment office with offices in the United States, Luxembourg and Sweden. Mr. Guy serves on the Compensation & Long-Term Incentive and the Nominating/Corporate Governance Committees.

Carroll D. Vinson, age 72

Mr. Vinson has been a director of Synalloy since 1987. Mr. Vinson is the retired Principal and Managing Member of VH, LLC, a private real estate investment company in Greenville, South Carolina. Other experiences include Chief Operating Officer of Insignia Properties Trust, a real estate investment trust; Director and President of Metropolitan Asset Enhancement Group, a series of real estate investment entities; President of Insignia Financial Group, Inc., a real estate services and merchant banking company; and Partner with a national firm of certified public accountants. He is a member of the Executive Committee.

Murray H. Wright, age 68

Mr. Wright has been a director of Synalloy since 2001. Mr. Wright became employed as Senior Counsel at the Richmond, Virginia law firm of DurretteCrump, PLC in January 2013. From 2011 until January 2013, he was a

Partner at the VanDeventer Black LLP law firm, Richmond, Virginia, where he served as Senior Counsel from 2009 to 2011. He serves on the Compensation & Long-Term Incentive, Audit and Nominating/Corporate Governance Committees.

James W. Terry, Jr., age 65

Mr. Terry has been a director of Synalloy since 2011. Mr. Terry has been the President of Hollingsworth Funds, Inc., Greenville, South Carolina, a charitable foundation, since October 2009. His career has been principally in the banking industry where he served most recently as President of Carolina First Bank, Greenville, South Carolina from 1991 to 2008. Mr. Terry serves on the Audit, Executive and Compensation & Long-Term Incentive Committees.

Executive Officers

The following sets forth the names of our executive officers, other than Mr. Bram, their ages and a brief description of their principal occupations and business experience during the past five years. Information about Mr. Bram, our President and Chief Executive Officer, is set forth above under “— Board of Directors.” No executive officer of Synalloy has served on the board of any other publicly-traded company during the past five years.

Richard D. Sieradzki, age 58

Mr. Sieradzki, a certified public accountant, has served as Chief Financial Officer and Vice President, Finance since June 18, 2010. He was our interim Chief Financial Officer from April 5, 2010 until his appointment as Chief Financial Officer and Vice President, Finance. In June 2007, he joined Synalloy as Assistant Vice President, Finance. Prior to joining the company, he was employed by Buffets, Inc. – Ryan’s Division as Divisional Vice President, Finance from 2006 to 2007 and from 1988 to 2006, he was Vice President, Accounting and Corporate Controller at Ryan’s Restaurant Group, Inc.

J. Kyle Pennington, age 55

Mr. Pennington was named President, Synalloy Metals, Inc., a subsidiary of the company, effective January 1, 2013. He served as President, Bristol Metals, LLC, a subsidiary of the company from July 2011 until December 31, 2012. He was President, Bristol Metals, LLC’s BRISMET Pipe Division from September 2009 to July 2011; and Vice President, Manufacturing, Bristol Metals, LLC from December 2007 through September 2009. Prior to joining the company, Mr. Pennington worked for 17 years in the metals industry including 12 years’ experience in executive management and service on the Board of Directors of Texas & Northern Industries, a Lone Star Steel Company subsidiary.

Cheryl C. Carter, age 63

Ms. Carter has served as Corporate Secretary since 1987 and Director of Human Resources since 2006.

UNDERWRITING

General

Under the terms and conditions set forth in the underwriting agreement we have entered into with the underwriters, dated the date of this prospectus supplement, we have agreed to sell to each of the underwriters named below, and each of the underwriters has agreed, severally but not jointly, to purchase on a firm commitment basis, the number of shares of our common stock set forth opposite its name below:

Underwriter	Number of Shares
Sterne, Agee & Leach, Inc.
BB&T Capital Markets, a division of BB&T Securities, LLC

Total	1,500,000

If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters have an option to buy up to 225,000 additional shares of our common stock. The underwriters have 30 days from the date of this prospectus supplement to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares are purchased, the underwriters will offer the additional shares on the same terms on which the shares are being offered.

The underwriting agreement provides that the underwriters’ obligation to purchase the shares we are offering depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The underwriters propose initially to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers, if any, at that price less a concession not in excess of $[—] per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $[—] per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us.

	Per Share		Total
	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares	Without Option to Purchase Additional Shares	With Option to Purchase Additional Shares
Public offering price	$	$	$	$
Underwriting discounts paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $275,000 and are payable by us.

Lock-Up Agreements

For a period of 90 days after the date of the underwriting agreement, each of our directors and executive officers have agreed that they will not, directly or indirectly, offer, sell, contract to sell, assign, transfer, pledge, grant any option for the purchase or sale of, make any short sale, or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, whether currently held by them or acquired in connection with the offering or thereafter, owned directly by them (including holding as a custodian) or with respect to which they have beneficial ownership within the rules and regulations of the SEC without, in each case, the prior written consent of the underwriters. Similarly, for a period of 90 days after the date of the underwriting agreement, we have agreed that we will not offer, sell, contract to sell or otherwise dispose of any common stock without the prior written consent of the underwriters. However, in the event that either (i) during the last 17 days of the 90-day “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, and, in either the case of clause (i) or (ii) immediately above, the safe harbor pursuant to Rule 139 under the Securities Act of 1933, as amended (the “Securities Act”), is not available to the underwriters, then the restrictions imposed by these “lock-up” agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless the underwriters waive, in writing, such continuance.

Indemnification and Contribution

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

NASDAQ Global Market

Our common stock is listed on the NASDAQ Global Market under the symbol “SYNL.”

Stabilization

Until the distribution of the shares of our common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the underwriters may engage in transactions that have the effect of stabilizing the price of the common stock, such as bids or purchases that peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include stabilizing transactions, short sales, and purchases on the open market to cover positions created by short sales. Stabilizing transactions consist of various activities such as purchases of shares made by the underwriters in the open market prior to the completion of the offering. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing our common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of our common stock available for purchase in the open market compared to the price at which the underwriters may purchase our shares through the option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase our common stock in the open market to cover the position.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus supplement and the accompanying prospectus by electronic means, such as e-mail.

Conflict of Interest

The underwriters and their respective affiliates have not previously, but may in the future, provide various investment banking and financial advisory services to us for which they have received or will receive customary fees and expenses.

On June 30, 2010, we entered into a loan agreement with Branch Banking and Trust Company, an affiliate of BB&T Securities, LLC, to obtain a $20,000,000 line of credit. On August 21, 2012, we modified the loan agreement to increase the limit of the loan agreement by $5,000,000 to a maximum of $25,000,000, and extend the maturity date to August 21, 2015. On October 22, 2012, we again modified this agreement to increase the limit by an additional $5,000,000 to a maximum of $30,000,000. The maximum line of credit will revert back to $25,000,000 on October 22, 2013. Interest on the loan agreement is calculated using the One Month LIBOR (as defined in the loan agreement), plus a pre-defined spread, based on our Total Funded Debt to EBITDA ratio (as defined in the loan agreement). Borrowings under the loan agreement are limited to an amount equal to a borrowing base calculation that includes eligible accounts receivable, inventories and other non-capital assets. Pursuant to the loan agreement, we were required to pledge all of our tangible and intangible properties. Covenants under the loan agreement include maintaining a certain Total Funded Debt to EBITDA ratio (as defined in the loan agreement), a minimum tangible net worth, and total liabilities to tangible net worth ratio. We are also limited to a maximum amount of capital expenditures per year, which is in line with our currently projected needs.

In connection with the CRI acquisition, on August 1, 2013, the loan agreement was modified to provide for a new ten-year term loan in the amount of $4,033,250 that requires equal monthly payments of $23,659 plus interest through August 19, 2018 and $14,521 plus interest through August 19, 2023. The interest rate on the new term loan is LIBOR plus 2%. To mitigate the variability of the interest rate risk, the company has entered into an interest swap contract with Branch Banking and Trust Company for the life of the new term loan. In connection with the new loan, the company pledged the CRI Facility and all of the assets of CRI in favor of Branch Banking and Trust Company. As a result, all of the company’s tangible and intangible properties continue to be pledged to Branch Banking and Trust Company under the loan agreement.

Because an affiliate of BB&T Securities, LLC is a lender under our loan agreement and will receive more than 5% of the net proceeds of this offering due to the repayment of borrowings under the loan agreement, such underwriter is deemed to have a conflict of interest within the meaning of FINRA Rule 5121. Accordingly, this offering will be conducted in accordance with FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” has participated in the preparation of, and has exercised the usual standards of “due diligence” with respect to, the registration statement, this prospectus supplement and the accompanying prospectus. Sterne Agee has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 of the Securities Act. Sterne Agee will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify Sterne Agee against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Pursuant to FINRA Rule 5121, BB&T Securities, LLC will not confirm any sales to any account over which they exercise discretionary authority without the specific written approval of the account holder. See “Use of Proceeds” for additional information.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by LeClairRyan, A Professional Corporation, Richmond, Virginia. Blank Rome LLP New York, New York is acting as counsel for the underwriters.

EXPERTS

The consolidated financial statements of Synalloy Corporation and subsidiaries as of December 29, 2012 and December 31, 2011, and for each of the years in the three-year period ended December 29, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 29, 2012, have been incorporated by reference herein in reliance upon the reports of Dixon Hughes Goodman LLP, and upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus supplement and the accompanying prospectus are a part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act (File No. 333-185064). This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus supplement, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at no cost on our web site at http://investor.synalloy.com, as soon as reasonably practicable after we file such documents with the SEC. The information contained on, or that is accessible through, our web site is not part of, and is not incorporated by reference in, this prospectus supplement and the accompanying prospectus. Our SEC file number is 000-19687.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Please see the base prospectus section entitled “Documents Incorporated by Reference.”

Prospectus

$50,000,000

SYNALLOY CORPORATION

Common Stock

Preferred Stock

Warrants

Purchase Contracts

Units

We may offer from time to time common stock, preferred stock, warrants, purchase contracts or units. This prospectus describes the general terms of these securities and the general manner in which we will offer the securities.

The aggregate initial offering price of all securities we sell under this prospectus will not exceed $50,000,000.

The specific terms of any securities we offer will be included in a supplement to this prospectus. The prospectus supplement will also describe the specific manner in which we will offer the securities. The prospectus supplement may also add, update or change information contained in this prospectus.

You should read this prospectus and any supplements carefully before you invest.

Our common stock is traded on the NASDAQ Global Market under the symbol “SYNL.”

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 7 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated in this prospectus by reference for certain risks and uncertainties you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 7, 2013.

i

ABOUT THIS PROSPECTUS

Unless the context requires otherwise, in this prospectus we use the terms “we,” “us,” “our,” “Synalloy” and the “company” to refer to Synalloy Corporation and its subsidiaries.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under the shelf registration process, using this prospectus, together with a prospectus supplement, we may sell, from time to time, in one or more offerings, any combination of the securities described in this prospectus in a dollar amount that does not exceed $50,000,000 in the aggregate.

This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus, any applicable prospectus supplement and the information incorporated by reference in this prospectus before making an investment in our securities. See “Where You Can Find More Information” for more information. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

Our SEC registration statement containing this prospectus, including exhibits, provides additional information about us and the securities offered under this prospectus. The registration statement can be read at the SEC’s web site or at the SEC’s offices. The SEC’s web site and street addresses are provided under the heading “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference in this prospectus or a supplement to this prospectus. We have not authorized anyone to provide you with different information. This document may be used only in jurisdictions where offers and sales of these securities are permitted. You should not assume that information contained in this prospectus, in any supplement to this prospectus, or in any document incorporated by reference is accurate as of any date other than the date of the document that contains the information, regardless of when this prospectus is delivered or when any sale of our securities occurs.

We may sell our securities to underwriters who will in turn sell the securities to the public on terms fixed at the time of sale. In addition, the securities may be sold by us directly or through dealers or agents which we may designate from time to time. If we, directly or through agents, solicit offers to purchase the securities, we reserve the sole right to accept and, together with our agents, to reject, in whole or in part, any of those offers.

A prospectus supplement will contain the names of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters and the net proceeds to be received by Synalloy. Any underwriters, dealers or agents participating in the offering may be deemed “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is a part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement, including the exhibits to the registration statement and the documents incorporated by reference.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at no cost on our web site, http://investor.synalloy.com, as soon as reasonably practicable after we file such documents with the SEC. We are not incorporating the information on our web site into this prospectus, and the information on the web site is not included in, nor is it a part of, this prospectus or any prospectus supplement. Our SEC file number is 000-19687.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus.

Some information contained in this prospectus updates and supersedes the information incorporated by reference and some information that we file subsequently with the SEC will automatically update this prospectus. We incorporate by reference the documents listed below (except Items 2.02 and 7.01 of any Current Report on Form 8-K, unless otherwise indicated in the Form 8-K):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed on March 14, 2012;

•	our Quarterly Reports on Form 10-Q for the quarters ended (i) March 31, 2012, filed on May 8, 2012, (ii) June 30, 2012, filed on August 9, 2012, and (iii) and September 29, 2012, filed on November 8, 2012, as amended by Amendment No. 1 on Form 10-Q/A filed on November 15, 2012;

•	our Current Reports on Form 8-K filed on April 27, 2012, August 2, 2012, August 13, 2012, and August 24, 2012, Amendment No. 1 on Form 8-K/A filed on November 5, 2012 and Amendment No. 2 on Form 8/A filed on December 5, 2012; and

•	the description of common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on November 26, 1991 pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We also incorporate by reference any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing of the registration statement that contains this prospectus and before the time that all of the securities offered by this prospectus are sold; provided, however, that we are not incorporating by reference any information furnished under Item 2.02 or 7.01 of any Current Report on Form 8-K (unless otherwise indicated). Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus, or in any other document filed later which is also incorporated in this prospectus by reference, modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded. The information contained in this prospectus should be read together with the information in the documents incorporated in this prospectus by reference.

You may obtain any of these incorporated documents from us without charge, excluding any exhibits to these documents unless the exhibit is specifically incorporated by reference in such document, by requesting them from us in writing or by telephone at the following address:

Richard D. Sieradzki

Vice President – Finance and Chief Financial Officer

Synalloy Corporation

775 Spartan Blvd., Suite 102

P.O. Box 5627

Spartanburg, South Carolina 29304

(864) 585-3605

These incorporated documents may also be available on our web site at http://investor.synalloy.com. Except for incorporated documents, information contained on our web site is not a prospectus and does not constitute part of this prospectus.

NOTE OF CAUTION REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this prospectus, any prospectus supplement and in the documents incorporated by reference into this prospectus that are based upon our current expectations and projections about current events. You should not rely on forward-looking statements in this prospectus, any prospectus supplement or the documents incorporated by reference. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements from our use of the words “may,” “will,” “should,” “could,” “would,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. Examples of forward-looking statements include, but are not limited to, estimates with respect to the financial condition, expected or anticipated revenue, results of operations and business of the company that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to: adverse economic conditions; the impact of competitive products and pricing; product demand and acceptance risks; raw material and other increased costs; raw materials availability; customer delays or difficulties in the production of products; new regulations impacting our business; a prolonged decrease in oil prices; risks associated with acquisitions and other expansion activities; environmental issues; unavailability of debt financing on acceptable terms and exposure to increased market interest rate risk; inability to comply with covenants and ratios required by our debt financing arrangements; and loss of consumer or investor confidence.

You should also consider carefully the statements under “Risk Factors” and other sections of this prospectus, any prospectus supplement and the documents we incorporate by reference, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We caution investors not to place significant reliance on the forward-looking statements contained in this prospectus, any prospectus supplement and the documents we incorporate by reference.

Because of these and other uncertainties, our actual future results, performance or achievements, or industry results, may be materially different from the results contemplated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. You should not place undue reliance on any forward-looking statements, which speak only as of the date they were made. We do not intend to update these forward-looking statements, even though our situation may change in the future, unless we are obligated to do so under the federal securities laws. We qualify all of our forward-looking statements by these cautionary statements.

PROSPECTUS SUMMARY

This summary highlights selected information about Synalloy and a general description of the securities we may offer. This summary is not complete and does not contain all of the information that may be important to you. For a more complete understanding of us and the terms of the securities we will offer, you should read carefully this entire prospectus, including the “Risk Factors” section, the applicable prospectus supplement for the securities and the other documents we refer to and incorporate by reference. In particular, we incorporate important business and financial information into this prospectus by reference.

Synalloy Corporation

Our Company

Synalloy Corporation is a producer of stainless steel pipe, a fabricator of stainless and carbon steel piping systems, a manufacturer of liquid storage solutions and a producer of specialty chemicals. Synalloy serves a broad range of domestic and international customers through two business segments: the Metals Segment and the Specialty Chemicals Segment.

Metals Segment

Our Metals Segment operations include Bristol Metals, LLC (“Bristol”), a wholly-owned subsidiary of Synalloy Metals, Inc. (wholly-owned by the company), and Ram-Fab, LLC (“Ram-Fab”). Bristol manufactures welded pipe (BRISMET) and fabricates piping systems (BristolFab) primarily from stainless steel, but also from other corrosion-resistant metals. Ram-Fab’s carbon steel and chrome alloy pipe fabrication enhances the stainless steel fabrication business of Bristol, giving our company the capability to conduct all types of pipe fabrication projects utilizing any combination of these three material types.

Our stainless steel products are used principally by customers requiring materials that are corrosion-resistant or suitable for high-purity processes. The largest users are the chemical, petrochemical, pulp and paper, waste water treatment and liquid natural gas industries. Other important users are in industries relating to mining, power generation (including nuclear), water treatment, brewery, food processing, petroleum, pharmaceutical and alternative fuels. Our carbon and chrome alloy products are used primarily in the power generation and chemical industries.

In August 2012, Synalloy acquired Lee-Var, Inc. d/b/a Palmer of Texas (“Palmer”), a leading manufacturer of liquid storage solutions and separation equipment for the petroleum, municipal water, wastewater, chemical and food industries. Our operations through Palmer are focused on providing fiberglass and steel tanks to the oil industry.

Specialty Chemicals Segment

Our Specialty Chemicals Segment operates as Manufacturers Chemicals, LLC (“MC”), a wholly-owned subsidiary of Manufacturers Soap and Chemical Company (wholly-owned by the company). This segment produces specialty chemicals and dyes for the carpet, chemical, paper, metals, mining, agricultural, fiber, paint, textile, automotive, petroleum, cosmetics, mattress, furniture, janitorial and other industries.

Through MC, we produce over 1,100 specialty formulations and intermediates for use in a wide variety of applications and industries. Our primary product lines focus on the areas of defoamers, surfactants and lubricating agents. MC’s capabilities also include the sulfation of fats and oils. These products are used in a wide variety of applications and represent a renewable resource, animal and vegetable derivatives, as alternatives to more expensive and non-renewable petroleum derivatives.

Additional Information

For a description of our business, financial condition, results of operations and other important information regarding Synalloy Corporation, we refer you to our filings with the SEC incorporated by reference in this prospectus. For instructions on how to find copies of these documents, see “Where You Can Find More Information” and “Documents Incorporated by Reference.”

Synalloy Corporation is a Delaware corporation. Our principal executive offices are located at 775 Spartan Boulevard, Suite 102, Spartanburg, South Carolina, and our telephone number is (864) 585-3605. Our Internet address is http://investor.synalloy.com. We are not incorporating the information on our web site into this prospectus, and the information on the web site is not included in, nor is it a part of, this prospectus.

The Securities We May Offer

We may use this prospectus to offer securities in an aggregate amount of up to $50,000,000 in one or more offerings. A prospectus supplement, which we will provide each time we offer securities, will describe the amounts, prices and detailed terms of the securities and may describe risks associated with an investment in the securities in addition to those described in the “Risk Factors” section of this prospectus. We will also include in the prospectus supplement, where applicable, information about material United States federal income tax considerations relating to the securities. Terms used in this prospectus will have the meanings described in this prospectus unless otherwise specified.

We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We, as well as any agents acting on our behalf, reserve the sole right to accept or to reject in whole or in part any proposed purchase of our securities. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of our securities described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

Common Stock

We may sell our common stock. In a prospectus supplement, we will describe the aggregate number of shares offered and the offering price or prices of the shares.

Preferred Stock

We may sell shares of our preferred stock in one or more series. In a prospectus supplement, we will describe the specific designation, the aggregate number of shares offered, the dividend rate or manner of calculating the dividend rate, the dividend periods or manner of calculating the dividend periods, the ranking of the shares of the series with respect to dividends, liquidation and dissolution, the stated value of the shares of the series, the voting rights of the shares of the series, if any, whether and on what terms the shares of the series will be convertible or exchangeable, whether and on what terms we can redeem the shares of the series, whether we will list the preferred stock on a securities exchange and any other specific terms of the series of preferred stock.

As of the date of this prospectus, we are not authorized under our Restated Certificate of Incorporation, as amended (“Certificate of Incorporation”), to issue preferred stock. Accordingly, prior to establishing and issuing any series of preferred stock, our stockholders would need to approve an amendment to our Certificate of Incorporation (i) that establishes the rights, designations, preferences, qualifications, limitations and other terms of such series of preferred stock, or (ii) that would provide our Board of Directors the authority to establish, in one or more series, shares of preferred stock at such times, for such purposes and for such consideration as the

Board of Directors may deem advisable (a so-called “blank check” preferred stock provision), and our Board of Directors would have to establish the rights, designations, preferences, qualifications, limitations and other terms of such series of preferred stock.

Warrants

We may sell warrants to purchase our shares of common stock or shares of our preferred stock. In a prospectus supplement, we will inform you of the exercise price and other specific terms of the warrants, including whether our or your obligations, if any, under any warrants may be satisfied by delivering or purchasing the underlying securities or their cash value.

Purchase Contracts

We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more other securities, for the purchase or sale of our common stock or preferred stock. The price per share of common stock or preferred stock, as applicable, may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula contained in the purchase contracts. We may issue purchase contracts in such amounts and in as many distinct series as we wish.

Units

We may sell any combination of one or more of the other securities described in this prospectus, together as units. In a prospectus supplement, we will describe the particular combination of securities constituting any units and any other specific terms of the units.

RISK FACTORS

Before making an investment decision, you should carefully consider the risks described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on Form 10-K, and in our updates to those risk factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. In addition to those risk factors, there may be additional risks and uncertainties of which management is not aware or focused on or that management deems immaterial. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment.

USE OF PROCEEDS

Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by us under this prospectus and any related prospectus supplement for general corporate purposes. These purposes may include financing of acquisitions and capital expenditures, additions to working capital and repayment or redemption of existing indebtedness.

We continually evaluate possible business combination opportunities. As a result, future business combinations involving cash, debt or equity securities may occur. Any future business combination or series of business combinations that we might undertake may be material, in terms of assets acquired, liabilities assumed or otherwise, to our financial condition.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

We have presented in the table below our historical consolidated ratio of earnings to fixed charges for the periods shown. We had no preferred stock outstanding for any period presented and, accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

	For the Nine Months Ended September 29, 2012	2011	2010	2009	2008	2007
Ratio of earnings to fixed charges:	16.64	41.76	41.82	1.72	12.02	14.99

We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expensed and capitalized (including amortization of debt issuance costs) and our estimate of the interest component of rental expense.

DESCRIPTION OF CAPITAL STOCK

The authorized capital stock of Synalloy consists of 12,000,000 shares of our common stock, par value $1.00 per share. As of the date of this prospectus, we are not authorized under our Certificate of Incorporation to issue preferred stock. As of November 30, 2012, we had 6,352,733 shares of common stock outstanding. See “Description of Common Stock” and “Description of Preferred Stock” for more information.

DESCRIPTION OF COMMON STOCK

The following summary description of the material features of the common stock of Synalloy is qualified in its entirety by reference to the applicable provisions of Delaware law, our Certificate of Incorporation and Synalloy’s Bylaws, as amended (“Bylaws”).

General

Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. Synalloy’s common stock is listed and trades on the NASDAQ Global Market under the symbol “SYNL.” All of the outstanding shares of common stock are, and any common stock issued and sold under this prospectus will be, fully paid and nonassessable. As of November 30, 2012, we had approximately 678 stockholders of record.

The transfer agent for our common stock is American Stock Transfer & Trust Company, LLC.

Voting

Holders of our common stock are entitled to one vote per share on matters to be voted on by stockholders and to vote such shares cumulatively at all elections of directors of the company. Holders of our common stock have exclusive voting rights for the election of our directors and all other matters requiring stockholder action.

Dividends

Holders of our common stock are entitled to share ratably in any dividends declared by our Board of Directors in its discretion out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock.

Liquidation and Dissolution

Upon our liquidation or dissolution, the holders of our common stock will be entitled to receive pro rata all assets remaining available for distribution to stockholders after payment of all liabilities and provision for the liquidation of any shares of preferred stock outstanding at the time.

Other Rights and Restrictions

Our common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such stock. Our common stock is not subject to redemption by us. Our Certificate of Incorporation and Bylaws do not restrict the ability of a holder of common stock to transfer the stockholder’s shares of common stock. When we issue shares of common stock under this prospectus and any prospectus supplement, the shares will not have, or be subject to, any preemptive or similar rights.

Directors

Our Certificate of Incorporation provides that the Board of Directors shall consist of not less than three nor more than 15 individuals. All of our directors stand for election on an annual basis.

Certain Anti-Takeover Provisions of Delaware Law and our Certificate of Incorporation and Bylaws

Section 203 of the Delaware General Corporation Law. Unless a corporation elects in its certificate of incorporation or bylaws for Section 203 of the Delaware General Corporation Law not to apply, such section generally has an anti-takeover effect for transactions not approved in advance by a corporation’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders. In our Certificate of Incorporation, we have expressly elected not to be governed by the provisions of Section 203 of the Delaware General Corporation Law.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or one of its committees.

Amendment of the Certificate of Incorporation and Bylaws. Our Certificate of Incorporation can be amended by a majority vote of stockholders. There are no provisions which require a higher vote to amend. Our Bylaws may be amended by a majority of our directors and may also be amended by the holders of a majority of our outstanding voting stock.

Removal of Directors. Under our Bylaws, a director may be removed from office with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors, but if less than the entire board is removed, no director may be removed without cause if the vote against his removal would be sufficient to elect him if cumulatively voted at an election.

Liability and Indemnification of Officers and Directors. Our Certificate of Incorporation and Bylaws provide that any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (whether or not by or in the right of the company) by reason of the fact that he is or was a director, officer, incorporator, employee or agent of the company, or any predecessor of the company, or is or was serving at the request of the company, or any predecessor of the company, as a director, officer, incorporator, employee or agent of another corporation, or partnership, joint venture, trust or other enterprise (including an employee benefit plan), shall be entitled to be indemnified by the company to the full extent then permitted by Delaware law against expenses (including attorneys’ fees), judgments, fines (including excise taxes assessed on a person with respect to an employee benefit plan) and amounts paid in settlement incurred by him in connection with such action, suit or proceeding.

Our Certificate of Incorporation further provides that a director of the company shall not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or its stockholders, (ii) for acts of omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, as it now exists or hereafter may be amended, or (iv) for any transaction from which the director derived an improper personal benefit.

The provisions of our Certificate of Incorporation and Bylaws could tend to make the acquisition of Synalloy more difficult to accomplish without the cooperation or favorable recommendation of the Synalloy Board of Directors.

DESCRIPTION OF PREFERRED STOCK

As of the date of this prospectus, we are not authorized under our Certificate of Incorporation to issue preferred stock. Accordingly, prior to establishing and issuing any series of preferred stock, our stockholders would need to approve an amendment to our Certificate of Incorporation (i) that establishes the rights, designations, preferences, qualifications, limitations and other terms of such series of preferred stock, or (ii) that would provide our Board of Directors the authority to establish, in one or more series, shares of preferred stock at such times, for such purposes and for such consideration as the Board of Directors may deem advisable (a so-called “blank check” preferred stock provision), and our Board of Directors would have to establish the rights, designations, preferences, qualifications, limitations and other terms of such series of preferred stock.

The following summary description of the material features of the preferred stock of Synalloy that we may offer from time to time assumes that the company would obtain the appropriate stockholder approval necessary to issue preferred stock, and is qualified in its entirety by the receipt of such approval. The summary is further qualified in its entirety by reference to the applicable provisions of Delaware law, our Certificate of Incorporation and any certificate of designation or other amendment to our Certificate of Incorporation relating to the issuance of preferred stock by the company generally and to the particular series of preferred stock, a copy of which we will file with the SEC in connection with the sale of any series of preferred stock.

General

Our Board of Directors may authorize the issuance of one or more additional series of preferred stock and may establish and designate series and the number of shares and the relative rights, preferences and limitations of the respective series of the preferred stock offered by this prospectus and the applicable prospectus supplement. The shares of preferred stock, when issued and sold, will be fully paid and nonassessable.

The number of shares and all of the relative rights, preferences and limitations of the respective future series of preferred stock authorized by our Board of Directors will be described in the applicable prospectus supplement. The terms of a particular series of preferred stock may differ, among other things, in:

•	designation;

•	number of shares that constitute the series;

•	dividends (which may be cumulative or noncumulative), the dividend rate, or the method of calculating the dividend rate;

•	dividend periods, or the method of calculating the dividend periods;

•	redemption provisions, including whether, on what terms and at what prices the shares will be subject to redemption at our option and whether a sinking fund will be established;

•	voting rights;

•	preferences and rights upon liquidation or winding up;

•	whether and on what terms the shares will be convertible into or exchangeable for shares of any other class, series or security of ours or any other corporation or any other property (including whether the conversion or exchange is mandatory, at the option of the holder or our option, the period during which conversion or exchange may occur, the initial conversion or exchange price or rate and the circumstances or manner in which the amount of common or preferred stock or other securities issuable upon conversion or exchange may be adjusted);

•	for preferred stock convertible into our common stock, the number of shares of common stock to be reserved in connection with, and issued upon conversion of, the preferred stock (including whether the conversion or exchange is mandatory, the initial conversion or exchange price or rate and the circumstances or manner in which the amount of common stock issuable upon conversion or exchange may be adjusted) at the option of the holder or our option and the period during which conversion or exchange may occur; and

•	the other rights and privileges and any qualifications, limitations or restrictions of those rights or privileges.

Each series of preferred stock will rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up:

•	junior to any series of our capital stock expressly stated to be senior to that series of preferred stock; and

•	senior to our common stock and any class of our capital stock expressly stated to be junior to that series of preferred stock.

Dividends

Dividends will be payable as they are declared by our Board of Directors at such time or times as it elects, and no holder of preferred stock will have any right to receive any dividend unless and until that dividend has been declared by the Board of Directors. The stated annual dividend may be declared and paid in increments during each calendar year. In connection with each dividend payment, the Board of Directors may set a record date in advance of the payment date for the purpose of determining the holders of shares preferred stock who are entitled to receive that dividend.

If described in the applicable prospectus supplement, we may pay cumulative cash dividends to the holders of preferred stock, when and as declared by the Board of Directors or a committee thereof, out of funds legally available for payment. The prospectus supplement will detail, as applicable, the annual rate of dividends or the method or formula for determining or calculating them, and the payment dates and payment periods for dividends. In the event that dividends are declared on the preferred stock, the Board of Directors or the committee will fix a record date for any such payment of dividends, which will be paid on the preferred stock to the holders of record on that record date.

We will not declare, pay or set aside for payment any dividends on any preferred stock ranking on a parity as to payment of dividends with the preferred stock unless we declare, pay or set aside for payment dividends on all the outstanding shares of preferred stock for all dividend payment periods ending on or before the dividend payment date for that parity stock.

Unless we have paid in full all unpaid cumulative dividends, if any, on the outstanding shares of preferred stock, we may not take any of the following actions with respect to our common stock or any other preferred stock of Synalloy ranking junior or on parity with the preferred stock as to dividend payments (unless otherwise described in the prospectus supplement):

•	declare, pay or set aside for payment any dividends, other than dividends payable in our common stock;

•	make other distributions;

•	redeem, purchase or otherwise acquire our common stock or junior preferred stock for any consideration; or

•	make any payment to or available for a sinking fund for the redemption of our common stock or junior preferred stock.

Conversion and Exchange

The prospectus supplement will indicate whether and on what terms the shares of any future series of preferred stock will be convertible into or exchangeable for shares of any other class, series or security of Synalloy or any other corporation or any other property (including whether the conversion or exchange is mandatory, at the option of the holder or our option, the period during which conversion or exchange may occur, the initial conversion or exchange price or rate and the circumstances or manner in which the amount of common or preferred stock or other securities issuable upon conversion or exchange may be adjusted). It will also indicate for preferred stock convertible into common stock, the number of shares of common stock to be reserved in connection with, and issued upon conversion of, the preferred stock (including whether the conversion or exchange is mandatory, the initial conversion or exchange price or rate and the circumstances or manner in which the amount of common stock issuable upon conversion or exchange may be adjusted) at the option of the holder or our option and the period during which conversion or exchange may occur.

Redemption

The prospectus supplement will indicate whether, and on what terms, the shares of any future series of preferred stock will be subject to redemption, mandatory or otherwise, or a sinking fund provision. The prospectus supplement will also indicate whether, and on what terms, including the redemption price and date on or after which redemption may occur, we may redeem shares of a series of the preferred stock.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of Synalloy, the holders of shares of preferred stock outstanding will be entitled to receive, out of the assets of Synalloy available for distribution to stockholders, liquidating distributions in an amount equal to the stated value per share of preferred stock, as described in our Certificate of Incorporation (as amended to establish the preferred stock) and/or the applicable prospectus supplement, plus accrued and accumulated but unpaid dividends, if any, to the date of final distribution, before any distribution is made to holders of:

•	any class or series of capital stock ranking junior to the preferred stock as to rights upon liquidation, dissolution or winding up; or

•	our common stock.

However, holders of the shares of preferred stock will not be entitled to receive the liquidation price of their shares until we have paid or set aside an amount sufficient to pay in full the liquidation preference of any class or series of our capital stock ranking senior as to rights upon liquidation, dissolution or winding up. Unless otherwise provided in the applicable prospectus supplement, neither a consolidation or merger of Synalloy with or into another corporation nor a merger of another corporation with or into Synalloy nor a sale or transfer of all or part of Synalloy’s assets for cash or securities will be considered a liquidation, dissolution or winding up of Synalloy.

If, upon any liquidation, dissolution or winding up of Synalloy, assets of Synalloy then distributable are insufficient to pay in full the amounts payable with respect to the preferred stock and any other preferred stock ranking on parity with the preferred stock as to rights upon liquidation, dissolution or winding up, the holders of shares of the preferred stock and of shares of that other preferred stock will participate ratably in any distribution in proportion to the full respective preferential amounts to which they are entitled. After we have paid the full amount of the liquidating distribution to which they are entitled, the holders of the preferred stock will not be entitled to any further participation in any distribution of assets by Synalloy.

Voting Rights

Unless otherwise determined by our Board of Directors and indicated in the prospectus supplement, holders of the preferred stock will not have any voting rights except as from time to time required by law.

So long as any shares of the preferred stock remain outstanding, we will not, without the consent of the holders of at least a majority of the shares of preferred stock outstanding at the time, voting together as one class with all other series of preferred stock having similar voting rights that have been conferred and are exercisable:

•	issue or increase the authorized amount of any class or series of stock ranking senior to the outstanding preferred stock as to dividends or upon liquidation or dissolution; or

•	amend, alter or repeal the provisions of our Certificate of Incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any power, preference or special right of the outstanding preferred stock or its holders.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of shares of common stock or preferred stock. Warrants may be issued independently or together with any shares of common stock or preferred stock offered by any prospectus supplement and may be attached to or separate from the shares of common or preferred stock. The warrants are to be issued under warrant agreements to be entered into between Synalloy and a bank or trust company, as warrant agent, as is named in the prospectus supplement relating to the particular issue of warrants. The warrant agent will act solely as an agent of Synalloy in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

The following outlines some of the general terms and provisions of the warrants that we may offer from time to time. Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of the warrants in a prospectus supplement are not complete and are subject to and qualified in its entirety by reference to the terms and provisions of the warrant agreement, which we will file with the SEC in connection with an issuance of any warrants.

General

If warrants are offered, the prospectus supplement will describe the terms of the warrants, including the following:

•	the offering price;

•	the designation, number of shares and terms of the common stock purchasable upon exercise of the common stock warrants and the price at which such shares of common stock may be purchased upon such exercise;

•	the designation, number of shares and terms of the preferred stock purchasable upon exercise of the preferred stock warrants and the price at which such shares of preferred stock may be purchased upon such exercise;

•	if applicable, the designation and terms of the common stock or preferred stock with which the warrants are issued and the number of warrants issued with each share of common stock or preferred stock;

•	if applicable, the date on and after which the warrants and the related common stock or preferred stock will be separately transferable;

•	the date on which the right to exercise the warrants shall commence and the date on which such right shall expire;

•	whether the warrants will be issued in registered or bearer form;

•	a discussion of certain United States federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants; and

•	any other terms of the warrants.

Warrants may be exchanged for new warrants of different denominations.

If in registered form, warrants may be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends, if any, on the common stock or preferred stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise of Warrants

Each warrant will entitle the holder to purchase such number of shares of common stock or preferred stock at such exercise price as shall in each case be set forth in, or can be calculated according to information contained in, the prospectus supplement relating to the warrant. Warrants may be exercised at such times as are set forth in the prospectus supplement relating to such warrants. After the close of business on the expiration date of the warrants, or such later date to which such expiration date may be extended by Synalloy, unexercised warrants will become void.

Subject to any restrictions and additional requirements that may be set forth in the prospectus supplement, warrants may be exercised by delivery to the warrant agent of (i) the certificate evidencing such warrants properly completed and duly executed and (ii) payment as provided in the prospectus supplement of the amount required to purchase the shares of common stock or preferred stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the prospectus supplement relating to the warrants. Upon receipt of such payment and the certificate representing the warrants to be exercised, properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, issue and deliver the shares of common stock or preferred stock purchasable upon such exercise. If fewer than all of the warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of warrants.

Additional Provisions

The exercise price payable and the number of shares of common stock or preferred stock purchasable upon the exercise of each stock warrant will be subject to adjustment in certain events, including:

•	the issuance of a stock dividend to holders of common stock or preferred stock, respectively;

•	a combination, subdivision or reclassification of common stock or preferred stock, respectively; or

•	any other event described in the applicable prospectus supplement.

In lieu of adjusting the number of shares of common stock or preferred stock purchasable upon exercise of each stock warrant, we may elect to adjust the number of stock warrants. No adjustment in the number of shares purchasable upon exercise of the stock warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. We may, at our option, reduce the exercise price at any time. No fractional shares will be issued upon exercise of stock warrants, but we will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any merger, consolidation or sale or conveyance of all or substantially all of the assets of Synalloy, the holder of each outstanding stock warrant shall have the right upon the exercise thereof to the kind and amount of shares of stock and other securities and property, including cash, receivable by a holder of the number of shares of common stock or preferred stock into which such stock warrants were exercisable immediately prior thereto.

No Rights as Shareholders

Holders of stock warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of Synalloy or any other matter, or to exercise any rights whatsoever as stockholders of Synalloy.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts, including purchase contracts issued as part of a unit with one or more other securities, for the purchase or sale of our common stock or preferred stock. The price per share of common stock or preferred stock, as applicable, may be fixed at the time the purchase contracts are issued or may be determined by reference to a specific formula contained in the purchase contracts. We may issue purchase contracts in such amounts and in as many distinct series as we wish.

The applicable prospectus supplement may contain, where applicable, the following information about the purchase contracts issued under it:

•	whether the purchase contracts obligate the holder to purchase or sell, or both, common stock or preferred stock, as applicable, and the nature and amount of each of those securities, or method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;

•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock or preferred stock;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and

•	United States federal income tax considerations relevant to the purchase contracts.

The applicable prospectus supplement will describe the terms of any purchase contracts. The preceding description and any description of purchase contracts in the applicable prospectus supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to the purchase contract agreement and, if applicable, collateral arrangements and depositary arrangements relating to such purchase contracts.

DESCRIPTION OF UNITS

Units will consist of any combination of one or more of the other securities described in this prospectus. The applicable prospectus supplement or supplements will also describe:

•	the designation and the terms of the units and of any combination of the securities constituting the units, including whether and under what circumstances those securities may be held or traded separately;

•	any additional terms of the agreement governing the units;

•	any additional provisions for the issuance, payment, settlement, transfer or exchange of the units or of the securities constituting the units;

•	any applicable United States federal income tax consequences; and

•	whether the units will be issued in fully registered form.

The terms and conditions described under “Description of Common Stock,” “Description of Preferred Stock,” and “Description of Warrants” will apply to each unit that includes such securities and to the securities included in each unit, unless otherwise specified in the applicable prospectus supplement.

We will issue the units under one or more unit agreements to be entered into between us and a bank or trust company, as unit agent. We may issue units in one or more series, which will be described in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

General

We may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to underwriters for resale to the public or to investors;

•	directly to investors; or

•	through a combination of any of these methods of sale.

We will set forth in a prospectus supplement the terms of a particular offering of securities, including:

•	the name or names of any agents or underwriters;

•	the purchase price of the securities being offered and the proceeds we will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges or markets on which such securities may be listed.

Agents

We may designate agents who agree to use their reasonable efforts to solicit purchases of our securities for a period of their appointment or to sell our securities on a continuing basis.

Underwriters

If we use underwriters for a sale of securities, the underwriters will acquire the shares for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters may sell the securities directly or through underwriting syndicates by managing underwriters. The obligations of the underwriters to purchase the shares will be subject to the conditions set forth in the applicable underwriting agreement. In a firm commitment underwriting, the underwriters will be obligated to purchase all the shares if they purchase any of the shares. The underwriters may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we have a material relationship. We will describe the nature of any such relationship in the applicable prospectus supplement naming any such underwriter.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions they receive may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation.

We may have agreements with the underwriters, dealers and agents to indemnify them against various civil liabilities, including liabilities under the Securities Act, or to contribute payments that the agents, underwriters, dealers and remarketing firms may be required to make as a result of those civil liabilities. Underwriters, dealers and agents and their affiliates may be customers of, engage in transactions with, or perform services for us or our subsidiaries in the ordinary course of their businesses. In connection with the distribution of the securities, we may enter into swap or other hedging transactions with, or arranged by, underwriters, agents or their affiliates. These underwriters, agents or their affiliates may receive compensation, trading gain or other benefits from these transactions

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the aggregate maximum discount, commission or agency fees or other items constituting underwriting compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the proceeds from any offering pursuant to this prospectus and any applicable prospectus supplement.

Direct Sales

We may also sell shares directly to one or more purchasers without using underwriters or agents.

Stabilization Activities

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of these activities at any time.

Passive Market Making

Any underwriters who are qualified market makers on the NASDAQ Global Market may engage in passive market making transactions in the securities on the NASDAQ Global Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the securities. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security. If all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Trading Markets and Listing of Securities

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on the NASDAQ Global Market. Any shares of common stock hereunder will be listed on the NASDAQ Global Market. We may elect to list any other class or series of securities on any additional exchange or market, but we are not obligated to do so unless stated otherwise in a prospectus supplement. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

General Information

The securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreement, if any, with us, and its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as that term is defined in the Securities Act, in connection with the securities remarketed thereby.

VALIDITY OF SECURITIES

Unless otherwise indicated in the applicable prospectus supplement, certain legal matters will be passed upon for us by LeClairRyan, A Professional Corporation, our legal counsel, and for any underwriters and agents by legal counsel selected by such underwriters or agents.

EXPERTS

The consolidated financial statements of Synalloy Corporation and subsidiaries as of December 31, 2011 and January 1, 2011, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting, have been incorporated by reference herein in reliance upon the reports of Dixon Hughes Goodman LLP, and upon the authority of said firm as experts in auditing and accounting.

The financial statements of Palmer incorporated by reference in this prospectus by reference to our Amendment No. 1 to Current Report on Form 8-K filed with the SEC on November 5, 2012, have been audited by Weaver and Tidwell, L.L.P., independent auditors, as indicated in their report contained in Exhibit 99.1 in such Amendment No. 1 to Current Report on Form 8-K, and are included herein and have been so incorporated in reliance upon the authority of said firm as experts in auditing and accounting.

1,500,000 Shares of Common Stock

SYNALLOY CORPORATION

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Sterne Agee	BB&T Capital Markets

[—], 2013